Key metrics
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Credit Suisse (CHF million)
Net revenues	4,582	5,437	5,221	(16)	(12)	22,696	22,389	1
Provision for credit losses	(20)	(144)	138	(86)	–	4,205	1,096	284
Total operating expenses	6,188	4,573	5,171	35	20	19,013	17,826	7
Income/(loss) before taxes	(1,586)	1,008	(88)	–	–	(522)	3,467	–
Net income/(loss) attributable to shareholders	(2,007)	434	(353)	–	469	(1,572)	2,669	–
Cost/income ratio (%)	135.1	84.1	99.0	–	–	83.8	79.6	–
Effective tax rate (%)	(26.2)	56.5	–	–	–	(196.6)	23.1	–
Basic earnings/(loss) per share (CHF)	(0.80)	0.16	(0.15)	–	433	(0.64)	1.09	–
Diluted earnings/(loss) per share (CHF)	(0.80)	0.16	(0.15)	–	433	(0.64)	1.06	–
Return on equity (%)	(18.0)	4.0	(3.2)	–	–	(3.6)	5.9	–
Return on tangible equity (%)	(20.1)	4.5	(3.5)	–	–	(4.0)	6.6	–
Assets under management and net new assets (CHF billion)
Assets under management	1,614.0	1,623.0	1,511.9	(0.6)	6.8	1,614.0	1,511.9	6.8
Net new assets	1.6	5.6	8.4	(71.4)	(81.0)	30.9	42.0	(26.4)
Balance sheet statistics (CHF million)
Total assets	741,781	805,889	805,822	(8)	(8)	741,781	805,822	(8)
Net loans	291,686	296,593	291,908	(2)	0	291,686	291,908	0
Total shareholders' equity	44,032	44,498	42,677	(1)	3	44,032	42,677	3
Tangible shareholders' equity	40,839	39,649	38,014	3	7	40,839	38,014	7
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	14.4	14.4	12.9	–	–	14.4	12.9	–
CET1 leverage ratio	4.4	4.3	4.4	–	–	4.4	4.4	–
Tier 1 leverage ratio	6.2	6.1	6.4	–	–	6.2	6.4	–
Share information
Shares outstanding (million)	2,569.7	2,392.1	2,406.1	7	7	2,569.7	2,406.1	7
of which common shares issued	2,650.7	2,650.7	2,447.7	0	8	2,650.7	2,447.7	8
of which treasury shares	(81.0)	(258.6)	(41.6)	(69)	95	(81.0)	(41.6)	95
Book value per share (CHF)	17.14	18.60	17.74	(8)	(3)	17.14	17.74	(3)
Tangible book value per share (CHF)	15.89	16.57	15.80	(4)	1	15.89	15.80	1
Market capitalization (CHF million)	23,295	24,403	27,904	(5)	(17)	23,295	27,904	(17)
Number of employees (full-time equivalents)
Number of employees	50,110	49,950	48,770	0	3	50,110	48,770	3
See relevant tables for additional information on these metrics.
2

Credit Suisse
In 4Q21, we recorded a net loss attributable to shareholders of CHF 2,007 million. Return on equity and return on tangible equity were (18.0)% and (20.1)%, respectively. As of the end of 4Q21, our CET1 ratio was 14.4%.
Results
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Net interest income	1,318	1,423	1,448	(7)	(9)	5,811	5,948	(2)
Commissions and fees	3,021	3,249	3,191	(7)	(5)	13,165	11,853	11
Trading revenues [1]	(151)	618	484	–	–	2,431	3,295	(26)
Other revenues	394	147	98	168	302	1,289	1,293	0
Net revenues	4,582	5,437	5,221	(16)	(12)	22,696	22,389	1
Provision for credit losses	(20)	(144)	138	(86)	–	4,205	1,096	284
Compensation and benefits	2,145	2,255	2,539	(5)	(16)	8,963	9,890	(9)
General and administrative expenses	2,104	2,012	2,279	5	(8)	7,081	6,523	9
Commission expenses	283	306	303	(8)	(7)	1,243	1,256	(1)
Goodwill impairment	1,623	0	0	–	–	1,623	0	–
Restructuring expenses	33	–	50	–	(34)	103	157	(34)
Total other operating expenses	4,043	2,318	2,632	74	54	10,050	7,936	27
Total operating expenses	6,188	4,573	5,171	35	20	19,013	17,826	7
Income/(loss) before taxes	(1,586)	1,008	(88)	–	–	(522)	3,467	–
Income tax expense	416	570	262	(27)	59	1,026	801	28
Net income/(loss)	(2,002)	438	(350)	–	472	(1,548)	2,666	–
Net income/(loss) attributable to noncontrolling interests	5	4	3	25	67	24	(3)	–
Net income/(loss) attributable to shareholders	(2,007)	434	(353)	–	469	(1,572)	2,669	–
Statement of operations metrics (%)
Return on regulatory capital	(12.7)	7.9	(0.7)	–	–	(1.0)	6.9	–
Cost/income ratio	135.1	84.1	99.0	–	–	83.8	79.6	–
Effective tax rate	(26.2)	56.5	–	–	–	(196.6)	23.1	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.80)	0.16	(0.15)	–	433	(0.64)	1.09	–
Diluted earnings/(loss) per share	(0.80)	0.16	(0.15)	–	433	(0.64)	1.06	–
Return on equity (%, annualized)
Return on equity	(18.0)	4.0	(3.2)	–	–	(3.6)	5.9	–
Return on tangible equity [2]	(20.1)	4.5	(3.5)	–	–	(4.0)	6.6	–
Book value per share (CHF)
Book value per share	17.14	18.60	17.74	(8)	(3)	17.14	17.74	(3)
Tangible book value per share [2]	15.89	16.57	15.80	(4)	1	15.89	15.80	1
Balance sheet statistics (CHF million)
Total assets	741,781	805,889	805,822	(8)	(8)	741,781	805,822	(8)
Risk-weighted assets	267,787	278,139	275,084	(4)	(3)	267,787	275,084	(3)
Leverage exposure	875,086	923,075	799,853	(5)	9	875,086	799,853	9
Number of employees (full-time equivalents)
Number of employees	50,110	49,950	48,770	0	3	50,110	48,770	3
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Effective January 1, 2022, the Group was organized into four divisions – Wealth Management, Investment Bank, Swiss Bank and Asset Management – and four geographic regions – Switzerland, Europe, Middle East and Africa (EMEA), Asia Pacific and Americas, reflecting the strategic announcement made on November 4, 2021. Our first quarter 2022 financial reporting will be presented as four divisional reporting segments plus the Corporate Center.
Results summary
4Q21 results
In 4Q21, Credit Suisse reported a net loss attributable to shareholders of CHF 2,007 million compared to a net loss attributable to shareholders of CHF 353 million in 4Q20 and net income attributable to shareholders of CHF 434 million in 3Q21. In 4Q21, Credit Suisse reported a loss before taxes of CHF 1,586 million, compared to a loss before taxes of CHF 88 million in 4Q20 and income before taxes of CHF 1,008 million in 3Q21. Our 4Q21 results included a goodwill impairment charge of CHF 1,623 million, of which CHF 1,520 million was recognized in the Investment Bank. Adjusted income before taxes excluding significant items and Archegos Capital Management (Archegos) in 4Q21 was CHF 328 million compared to CHF 861 million in 4Q20 and CHF 1,362 million in 3Q21.
2021 results
In 2021, Credit Suisse reported a net loss attributable to shareholders of CHF 1,572 million compared to net income attributable to shareholders of CHF 2,669 million in 2020. In 2021, Credit Suisse reported a loss before taxes of CHF 522 million compared to income before taxes of CHF 3,467 million in 2020. Our 2021 results included the goodwill impairment charge of CHF 1,623 million. Adjusted income before taxes excluding significant items and Archegos in 2021 was CHF 6,599 million compared to CHF 4,375 million in 2020.
The 2021 results included provision for credit losses of CHF 4,205 million, mainly driven by a net charge of CHF 4,307 million in respect of the failure by Archegos to meet its margin commitments, which was reflected in the Investment Bank.
> Refer to “US-based hedge fund matter” in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 1Q21 and in “Archegos Capital Management” in I – Credit Suisse results – Credit Suisse – Other information in the Credit Suisse Financial Report 3Q21 for further discussion.
Results details
Net revenues
In 4Q21, we reported net revenues of CHF 4,582 million, which decreased 12% compared to 4Q20, primarily reflecting lower net revenues in the Investment Bank, International Wealth Management and Asia Pacific, partially offset by increased net revenues in Asset Management. The decrease in the Investment Bank was driven by lower sales and trading and capital markets revenues, partially offset by higher advisory results. The decrease in International Wealth Management reflected lower revenues across all revenue categories. The decrease in Asia Pacific was driven by lower transaction-based revenues, lower other revenues and lower net interest income, partially offset by higher recurring commissions and fees. The increase in Asset Management was driven by higher investment and partnership income, reflecting an impairment of CHF 414 million to the valuation of our non-controlling interest in York Capital Management (York) in 4Q20, along with growth in management fees, reflecting higher average assets under management, partially offset by lower performance and placement revenues.
Compared to 3Q21, net revenues decreased 16%, primarily reflecting lower net revenues in the Investment Bank, Asia Pacific and International Wealth Management, partially offset by higher net revenues in Asset Management and Swiss Universal Bank. The decrease in the Investment Bank reflected lower sales and trading and capital markets and advisory revenues. The decrease in Asia Pacific was primarily driven by lower transaction-based revenues and lower other revenues. The decrease in International Wealth Management mainly reflected lower transaction- and performance-based revenues as well as lower recurring commissions and fees. The increase in Asset Management mainly reflected higher investment and partnership income reflecting a further impairment of CHF 113 million to the valuation of our non-controlling interest in York in 3Q21. The increase in Swiss Universal Bank was driven by higher other revenues, partially offset by lower transaction-based revenues.
Provision for credit losses
In 4Q21, the release of provision for credit losses of CHF 20 million was mainly due to a release of CHF 13 million in Asia Pacific.
Total operating expenses
Compared to 4Q20, total operating expenses of CHF 6,188 million increased 20%, mainly reflecting the goodwill impairment charge of CHF 1,623 million. This was partially offset by decreases in compensation and benefits and general and administrative expenses. Compensation and benefits decreased 16%, mainly due to lower deferred compensation awards, including a downward adjustment to performance share awards as a result of the full year divisional loss in the Investment Bank and clawbacks of previously granted compensation awards, mainly in connection with the SCFF matter. General and administrative expenses decreased 8%, primarily reflecting lower litigation provisions. In 4Q21, general and administrative expenses included net litigation provisions of CHF 505 million, mainly recognized in the Corporate Center. Net litigation provisions in 4Q21 primarily related to legacy litigation matters in our investment banking businesses, and in the Investment Bank, compared to 4Q20, which included net litigation provisions of CHF 822 million, mainly recognized in the Corporate Center, primarily in connection with mortgage-related matters. Adjusted total operating expenses of CHF 4,085 million in 4Q21 decreased 6% compared to 4Q20.
Compared to 3Q21, total operating expenses increased 35%, primarily reflecting the goodwill impairment charge of CHF 1,623 million. Total operating expenses also reflected a 5% increase in general and administrative expenses, mainly reflecting higher professional services fees, partially offset by a 5% decrease in compensation and benefits, mainly relating to lower variable compensation. Adjusted total operating expenses were stable compared to 4Q20.
Litigation
In 4Q21, the Group recorded net litigation provisions of CHF 505 million primarily relating to legacy litigation matters in our investment banking businesses. These provisions include consideration of management’s strategy for resolution of matters through settlement or trial, as well as changes in such strategy. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 1.6 billion as of the end of 4Q21.
Goodwill
The strategic announcement made on November 4, 2021 resulted in an impairment assessment of the carrying value of our goodwill position in 4Q21. Upon performance of that assessment, we recorded a goodwill impairment charge of CHF 1,623 million in 4Q21, which was recognized across two business divisions in relation to our investment banking businesses and mainly related to the acquisition of Donaldson, Lufkin & Jenrette (DLJ) in 2000, of which CHF 1,520 million was reflected in the Investment Bank and CHF 103 million in Asia Pacific.
Income tax
In 4Q21, the income tax expense of CHF 416 million mainly reflected a reassessment of the effective tax rate for the full year. The negative effective tax rate for the full year continued to reflect the impact of the loss related to Archegos, for which only a partial tax benefit could be recognized, and the application of a valuation allowance for the remainder of the loss. Additionally, the negative effective tax rate in 4Q21 reflected the negative impact of the non-deductible goodwill impairment recorded in the quarter and litigation provisions for which only limited tax benefits could be obtained. Overall, net deferred tax assets decreased CHF 235 million to CHF 2,953 million during 4Q21.
Regulatory capital
As of the end of 4Q21, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 14.4% and our risk-weighted assets (RWA) were CHF 267.8 billion.
> Refer to “Additional financial metrics” for further information on regulatory capital.
Net revenues by region
	in			% change		in		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Net revenues (CHF million)
Switzerland	1,613	1,584	1,682	2	(4)	6,609	6,502	2
EMEA	984	1,143	1,057	(14)	(7)	4,670	4,803	(3)
Americas	1,309	1,775	1,462	(26)	(10)	7,294	7,116	3
Asia Pacific	763	1,034	1,037	(26)	(26)	4,276	4,284	0
Corporate Center	(87)	(99)	(17)	(12)	412	(153)	(316)	(52)
Net revenues	4,582	5,437	5,221	(16)	(12)	22,696	22,389	1
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For the wealth management business, results are allocated based on the management reporting structure of our relationship manager organization. For the investment banking business, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.

Results overview
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
4Q21 (CHF million)
Net revenues	1,484	716	613	387	1,469	(87)	4,582
Provision for credit losses	(3)	(1)	(13)	(2)	(1)	0	(20)
Compensation and benefits	424	414	302	146	853	6	2,145
Total other operating expenses	347	268	332	164	2,547	385	4,043
of which general and administrative expenses	294	228	190	132	887	373	2,104
of which goodwill impairment	0	0	103	0	1,520	0	1,623
of which restructuring expenses	0	7	0	0	25	1	33
Total operating expenses	771	682	634	310	3,400	391	6,188
Income/(loss) before taxes	716	35	(8)	79	(1,930)	(478)	(1,586)
Return on regulatory capital (%)	18.1	2.4	(0.7)	38.5	(53.1)	–	(12.7)
Cost/income ratio (%)	52.0	95.3	103.4	80.1	231.4	–	135.1
Total assets	263,797	88,715	67,395	3,393	209,456	109,025	741,781
Goodwill	585	285	940	1,107	0	0	2,917
Risk-weighted assets	79,880	30,942	24,698	8,230	70,181	53,856	267,787
Leverage exposure	301,289	104,310	74,530	2,527	278,980	113,450	875,086
3Q21 (CHF million)
Net revenues	1,391	829	771	279	2,266	(99)	5,437
Provision for credit losses	4	12	7	1	(170)	2	(144)
Compensation and benefits	451	379	335	135	854	101	2,255
Total other operating expenses	313	245	201	141	812	606	2,318
of which general and administrative expenses	264	203	162	113	684	586	2,012
Total operating expenses	764	624	536	276	1,666	707	4,573
Income/(loss) before taxes	623	193	228	2	770	(808)	1,008
Return on regulatory capital (%)	15.6	12.6	19.2	1.2	20.4	–	7.9
Cost/income ratio (%)	54.9	75.3	69.5	98.9	73.5	–	84.1
Total assets	267,005	92,911	72,330	3,519	250,281	119,843	805,889
Goodwill	593	287	1,058	1,130	1,547	0	4,615
Risk-weighted assets	81,510	33,960	26,671	8,178	72,586	55,234	278,139
Leverage exposure	304,915	108,631	79,871	2,561	305,310	121,787	923,075
4Q20 (CHF million)
Net revenues	1,393	974	784	(22)	2,109	(17)	5,221
Provision for credit losses	66	31	6	(6)	38	3	138
Compensation and benefits	499	397	341	154	1,008	140	2,539
Total other operating expenses	341	253	200	135	773	930	2,632
of which general and administrative expenses	286	195	162	105	623	908	2,279
of which restructuring expenses	3	21	2	5	14	5	50
Total operating expenses	840	650	541	289	1,781	1,070	5,171
Income/(loss) before taxes	487	293	237	(305)	290	(1,090)	(88)
Return on regulatory capital (%)	12.4	19.7	21.1	(124.4)	6.9	–	(0.7)
Cost/income ratio (%)	60.3	66.7	69.0	–	84.4	–	99.0
Total assets	261,465	91,503	67,356	3,703	270,488	111,307	805,822
Goodwill	575	284	1,021	1,068	1,478	0	4,426
Risk-weighted assets	81,288	34,017	26,589	8,983	77,872	46,335	275,084
Leverage exposure	295,507	101,025	74,307	2,989	319,339	6,686	799,853

Results overview (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2021 (CHF million)
Net revenues	5,801	3,462	3,242	1,456	8,888	(153)	22,696
Provision for credit losses	6	(14)	27	0	4,193	(7)	4,205
Compensation and benefits	1,807	1,548	1,288	612	3,443	265	8,963
Total other operating expenses	1,259	952	933	544	4,955	1,407	10,050
of which general and administrative expenses	1,040	785	667	427	2,826	1,336	7,081
of which goodwill impairment	0	0	103	0	1,520	0	1,623
of which restructuring expenses	14	12	4	3	71	(1)	103
Total operating expenses	3,066	2,500	2,221	1,156	8,398	1,672	19,013
Income/(loss) before taxes	2,729	976	994	300	(3,703)	(1,818)	(522)
Return on regulatory capital (%)	17.1	16.2	21.3	33.9	(22.9)	–	(1.0)
Cost/income ratio (%)	52.9	72.2	68.5	79.4	94.5	–	83.8
2020 (CHF million)
Net revenues	5,615	3,747	3,155	1,090	9,098	(316)	22,389
Provision for credit losses	270	110	236	0	471	9	1,096
Compensation and benefits	1,975	1,658	1,319	652	3,934	352	9,890
Total other operating expenses	1,266	888	772	477	3,038	1,495	7,936
of which general and administrative expenses	1,013	707	614	373	2,409	1,407	6,523
of which restructuring expenses	44	37	4	18	47	7	157
Total operating expenses	3,241	2,546	2,091	1,129	6,972	1,847	17,826
Income/(loss) before taxes	2,104	1,091	828	(39)	1,655	(2,172)	3,467
Return on regulatory capital (%)	13.4	18.4	17.1	(4.0)	9.6	–	6.9
Cost/income ratio (%)	57.7	67.9	66.3	103.6	76.6	–	79.6

Reconciliation of adjustment items
Results excluding certain items included in our reported results are non-GAAP financial measures. Management believes that such results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation to the most directly comparable US GAAP measures.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
4Q21 (CHF million)
Net revenues	1,484	716	613	387	1,469	(87)	4,582
Real estate (gains)/losses	(205)	(19)	0	0	0	0	(224)
(Gains)/losses on business sales	0	(17)	0	0	0	4	(13)
Adjusted net revenues	1,279	680	613	387	1,469	(83)	4,345
Significant items
Gain on equity investment in Allfunds Group	(9)	(12)	(10)	0	0	0	(31)
Loss on equity investment in SIX Group AG	43	27	0	0	0	0	70
Adjusted net revenues excluding significant items	1,313	695	603	387	1,469	(83)	4,384
Provision for credit losses	(3)	(1)	(13)	(2)	(1)	0	(20)
Archegos	0	0	0	0	5	0	5
Provision for credit losses excluding Archegos	(3)	(1)	(13)	(2)	4	0	(15)
Total operating expenses	771	682	634	310	3,400	391	6,188
Goodwill impairment	0	0	(103)	0	(1,520)	0	(1,623)
Restructuring expenses	0	(7)	0	0	(25)	(1)	(33)
Major litigation provisions	(1)	(2)	0	0	(149)	(284)	(436)
Expenses related to real estate disposals	0	(2)	0	0	(9)	0	(11)
Adjusted total operating expenses	770	671	531	310	1,697	106	4,085
Archegos	0	0	0	0	(19)	5	(14)
Adjusted total operating expenses excluding significant items and Archegos	770	671	531	310	1,678	111	4,071
Income/(loss) before taxes	716	35	(8)	79	(1,930)	(478)	(1,586)
Adjusted income/(loss) before taxes	512	10	95	79	(227)	(189)	280
Adjusted income/(loss) before taxes excluding significant items	546	25	85	79	(227)	(189)	319
Adjusted income/(loss) before taxes excluding significant items and Archegos	546	25	85	79	(213)	(194)	328
Adjusted return on regulatory capital (%)	12.9	0.7	8.5	38.7	(6.3)	–	2.2
Adjusted return on regulatory capital excluding significant items (%)	13.8	1.8	7.7	38.7	(6.3)	–	2.6
Adjusted return on regulatory capital excluding significant items and Archegos (%)	13.8	1.8	7.7	38.7	(5.9)	–	2.6

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
3Q21 (CHF million)
Net revenues	1,391	829	771	279	2,266	(99)	5,437
Real estate (gains)/losses	(4)	0	0	0	0	0	(4)
Losses on business sales	6	35	0	0	0	1	42
Valuation adjustment related to major litigation	0	0	0	0	0	69	69
Adjusted net revenues	1,393	864	771	279	2,266	(29)	5,544
Significant items
Gain on equity investment in Allfunds Group	(39)	(52)	(39)	0	0	0	(130)
Impairment on York Capital Management	0	0	0	113	0	0	113
Adjusted net revenues excluding significant items	1,354	812	732	392	2,266	(29)	5,527
Archegos	0	0	0	0	(23)	0	(23)
Adjusted net revenues excluding significant items and Archegos	1,354	812	732	392	2,243	(29)	5,504
Provision for credit losses	4	12	7	1	(170)	2	(144)
Archegos	0	0	0	0	188	0	188
Provision for credit losses excluding Archegos	4	12	7	1	18	2	44
Total operating expenses	764	624	536	276	1,666	707	4,573
Major litigation provisions	0	0	0	0	0	(495)	(495)
Expenses related to real estate disposals	0	0	0	0	(3)	0	(3)
Adjusted total operating expenses	764	624	536	276	1,663	212	4,075
Significant items
Expenses related to equity investment in Allfunds Group	0	0	(1)	0	0	0	(1)
Adjusted total operating expenses excluding significant items	764	624	535	276	1,663	212	4,074
Archegos	0	0	0	0	24	0	24
Adjusted total operating expenses excluding significant items and Archegos	764	624	535	276	1,687	212	4,098
Income/(loss) before taxes	623	193	228	2	770	(808)	1,008
Adjusted income/(loss) before taxes	625	228	228	2	773	(243)	1,613
Adjusted income/(loss) before taxes excluding significant items	586	176	190	115	773	(243)	1,597
Adjusted income/(loss) before taxes excluding significant items and Archegos	586	176	190	115	538	(243)	1,362
Adjusted return on regulatory capital (%)	15.6	14.8	19.2	1.2	20.4	–	12.6
Adjusted return on regulatory capital excluding significant items (%)	14.6	11.5	16.0	52.1	20.4	–	12.4
Adjusted return on regulatory capital excluding significant items and Archegos (%)	14.6	11.5	16.0	52.1	14.3	–	10.6
4Q20 (CHF million)
Net revenues	1,393	974	784	(22)	2,109	(17)	5,221
Real estate (gains)/losses	(15)	0	0	0	0	0	(15)
Adjusted net revenues	1,378	974	784	(22)	2,109	(17)	5,206
Significant items
Gain on equity investment in Allfunds Group	(38)	(51)	(38)	0	0	0	(127)
Gain on equity investment in SIX Group AG	(97)	(61)	0	0	0	0	(158)
Impairment on York Capital Management	0	0	0	414	0	0	414
Adjusted net revenues excluding significant items	1,243	862	746	392	2,109	(17)	5,335
Provision for credit losses	66	31	6	(6)	38	3	138
Total operating expenses	840	650	541	289	1,781	1,070	5,171
Restructuring expenses	(3)	(21)	(2)	(5)	(14)	(5)	(50)
Major litigation provisions	(44)	(1)	0	0	0	(712)	(757)
Expenses related to real estate disposals	(3)	(3)	0	(1)	(21)	0	(28)
Adjusted total operating expenses	790	625	539	283	1,746	353	4,336
Income/(loss) before taxes	487	293	237	(305)	290	(1,090)	(88)
Adjusted income/(loss) before taxes	522	318	239	(299)	325	(373)	732
Adjusted income/(loss) before taxes excluding significant items	387	206	201	115	325	(373)	861
Adjusted return on regulatory capital (%)	13.3	21.4	21.2	(122.1)	7.8	–	6.1
Adjusted return on regulatory capital excluding significant items (%)	9.9	13.8	17.8	47.0	7.8	–	7.1

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2021 (CHF million)
Net revenues	5,801	3,462	3,242	1,456	8,888	(153)	22,696
Real estate (gains)/losses	(213)	(19)	0	0	0	0	(232)
(Gains)/losses on business sales	6	18	0	0	0	5	29
Major litigation recovery	(49)	0	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	0	0	69	69
Adjusted net revenues	5,545	3,461	3,242	1,456	8,888	(79)	22,513
Significant items
Gain on equity investment in Allfunds Group	(186)	(249)	(187)	0	0	0	(622)
Loss on equity investment in SIX Group AG	43	27	0	0	0	0	70
Impairment on York Capital Management	0	0	0	113	0	0	113
Adjusted net revenues excluding significant items	5,402	3,239	3,055	1,569	8,888	(79)	22,074
Archegos	0	0	0	0	470	0	470
Adjusted net revenues excluding significant items and Archegos	5,402	3,239	3,055	1,569	9,358	(79)	22,544
Provision for credit losses	6	(14)	27	0	4,193	(7)	4,205
Archegos	0	0	0	0	(4,307)	0	(4,307)
Provision for credit losses excluding Archegos	6	(14)	27	0	(114)	(7)	(102)
Total operating expenses	3,066	2,500	2,221	1,156	8,398	1,672	19,013
Goodwill impairment	0	0	(103)	0	(1,520)	0	(1,623)
Restructuring expenses	(14)	(12)	(4)	(3)	(71)	1	(103)
Major litigation provisions	(1)	9	0	0	(149)	(1,002)	(1,143)
Expenses related to real estate disposals	(4)	(7)	0	(1)	(44)	0	(56)
Adjusted total operating expenses	3,047	2,490	2,114	1,152	6,614	671	16,088
Significant items
Expenses related to equity investment in Allfunds Group	(6)	(7)	(7)	0	0	0	(20)
Adjusted total operating expenses excluding significant items	3,041	2,483	2,107	1,152	6,614	671	16,068
Archegos	0	0	0	0	(26)	5	(21)
Adjusted total operating expenses excluding significant items and Archegos	3,041	2,483	2,107	1,152	6,588	676	16,047
Income/(loss) before taxes	2,729	976	994	300	(3,703)	(1,818)	(522)
Adjusted income/(loss) before taxes	2,492	985	1,101	304	(1,919)	(743)	2,220
Adjusted income/(loss) before taxes excluding significant items	2,355	770	921	417	(1,919)	(743)	1,801
Adjusted income/(loss) before taxes excluding significant items and Archegos	2,355	770	921	417	2,884	(748)	6,599
Adjusted return on regulatory capital (%)	15.6	16.3	23.6	34.5	(11.5)	–	4.4
Adjusted return on regulatory capital excluding significant items (%)	14.8	12.8	19.7	47.3	(11.5)	–	3.5
Adjusted return on regulatory capital excluding significant items, and Archegos (%)	14.8	12.8	19.7	47.3	18.3	–	13.0

Reconciliation of adjustment items (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
2020 (CHF million)
Net revenues	5,615	3,747	3,155	1,090	9,098	(316)	22,389
Real estate (gains)/losses	(15)	0	0	0	0	0	(15)
Adjusted net revenues	5,600	3,747	3,155	1,090	9,098	(316)	22,374
Significant items
Gain related to InvestLab transfer	(25)	(15)	(25)	(203)	0	0	(268)
Gain on equity investment in Allfunds Group	(38)	(51)	(38)	0	0	0	(127)
Gain on equity investment in SIX Group AG	(97)	(61)	0	0	0	0	(158)
Gain on equity investment in Pfandbriefbank	(134)	0	0	0	0	0	(134)
Impairment on York Capital Management	0	0	0	414	0	0	414
Adjusted net revenues excluding significant items	5,306	3,620	3,092	1,301	9,098	(316)	22,101
Provision for credit losses	270	110	236	0	471	9	1,096
Total operating expenses	3,241	2,546	2,091	1,129	6,972	1,847	17,826
Restructuring expenses	(44)	(37)	(4)	(18)	(47)	(7)	(157)
Major litigation provisions	(45)	11	0	0	(24)	(930)	(988)
Expenses related to real estate disposals	(3)	(5)	0	(2)	(41)	0	(51)
Adjusted total operating expenses	3,149	2,515	2,087	1,109	6,860	910	16,630
Income/(loss) before taxes	2,104	1,091	828	(39)	1,655	(2,172)	3,467
Adjusted income/(loss) before taxes	2,181	1,122	832	(19)	1,767	(1,235)	4,648
Adjusted income/(loss) before taxes excluding significant items	1,887	995	769	192	1,767	(1,235)	4,375
Adjusted return on regulatory capital (%)	13.9	18.9	17.2	(2.0)	10.3	–	9.3
Adjusted return on regulatory capital excluding significant items (%)	12.0	16.8	15.9	19.4	10.3	–	8.7
Employees and other headcount
Employees and other headcount
end of	4Q21	3Q21	4Q20
Employees (full-time equivalents)
Swiss Universal Bank	13,370	13,350	13,220
International Wealth Management	8,110	8,050	7,880
Asia Pacific	7,530	7,360	6,890
Asset Management	2,270	2,270	1,970
Investment Bank	17,750	17,860	17,560
Corporate Center	1,080	1,060	1,250
Total employees	50,110	49,950	48,770
Other headcount
Outsourced roles, contractors and consultants [1]	16,430	15,640	13,210
Total employees and other headcount	66,540	65,590	61,980
Based on full-time equivalents.
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
There were 50,110 Group employees as of the end of 4Q21, an increase of 160 compared to 3Q21, mainly reflecting increases in Asia Pacific and International Wealth Management, partially offset by a decrease in the Investment Bank. The number of outsourced roles, contractors and consultants increased by 790 compared to 3Q21.

Other information
Chairman of the Board of Directors
Effective January 17, 2022, Axel Lehmann was appointed as the new Chairman of the Board of Directors (Chairman) succeeding António Horta-Osório, who resigned from the Board of Directors. Axel Lehmann will be proposed for election as the Chairman at the upcoming Annual General Meeting (AGM) on April 29, 2022.
Executive Board
In 4Q21, we made the following announcement regarding the constitution of the Executive Board, effective January 1, 2022: Francesco De Ferrari, as CEO of the Wealth Management division and ad interim CEO of the Europe, Middle East and Africa region; Christian Meissner, as CEO of the Investment Bank and CEO of the Americas region; André Helfenstein, as CEO of the Swiss Bank and CEO of the Switzerland region; Ulrich Körner, as CEO of the Asset Management division; and Helman Sitohang, as CEO of the Asia Pacific region. We also announced that Lydie Hudson, CEO Sustainability, Research & Investment Solutions, would be stepping down from the Executive Board, effective December 31, 2021.
Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds managed by certain Group subsidiaries (collectively, the SCFFs) decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFFs and to proceed to their liquidation. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFFs.
The last published net asset value (NAV) of the SCFFs in late February 2021 was approximately USD 10 billion in the aggregate. As of December 31, 2021, together with the cash already distributed to investors and cash remaining in the funds, total cash collected in the SCFFs amounts to approximately USD 7.2 billion including the cash position in the funds at the time of suspension. Redemption payments totaling approximately USD 6.7 billion have been made to their investors in six cash distributions. The portfolio manager continues to work to liquidate the remaining assets of the SCFFs, including by engaging directly with potentially delinquent obligors and other creditors, and to file insurance claims, as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets, including the fact that certain of the notes underlying the funds were not paid when they fell due and the portfolio manager has been informed that further notes will not be paid when they fall due in the future. It therefore can be assumed that the investors of the SCFFs will suffer a loss. CSAM intends to take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the SCFFs under such notes. The amount of loss of the investors therefore is currently unknown.
Based on currently available information, losses for the investors can be expected to occur predominantly in positions that, prior to March 31, 2021, had a NAV of approximately USD 2.3 billion in the aggregate. These positions relate primarily to three groups of companies: “GFG Alliance”, Katerra and Bluestone. For these three focus areas, more time is required to assess the situation accurately. CSAM continues to invest substantial efforts to maximize and expedite recovery in these positions, including pursuing consensual restructuring in addition to filing insurance claims and seeking legal enforcement of the funds’ claims where appropriate. For these three focus group areas, given the complexity of the situation and negotiations, any predictions on recovery rates would be premature.
We continue to analyze this matter, including with the assistance of external counsel and other experts. The Board initiated an externally led investigation of this matter, supervised by a special committee of the Board. The related report has been completed, the findings have been made available to the Board and the report was shared with FINMA. Given the reputational impact of the SCFF matter on us, actions have been taken against a number of individuals where the Board deemed it was appropriate. In light of the ongoing recovery process and the legal complexities of the matter, there is no intention by the Board to publish the report. The Group continues to assess the potential for recovery on behalf of the investors in the funds, and further analyze new, pending or threatened proceedings. As previously reported, the resolution of the matter, the timing of which is difficult to predict, could cause the Group to incur material losses.
With respect to our outstanding collateralized bridge loan of USD 90 million to Greensill Capital, we have marked its fair value to USD 63 million as of the end of 4Q21, stable compared to USD 64 million as of the end of 3Q21.
Beginning in 4Q21, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 28 million in 4Q21 in our wealth management businesses relating to this fee waiver program.
Significant negative consequences of the supply chain finance funds and Archegos matters
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions or any further downgrade of our credit ratings, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity or capital position.
> Refer to “Risk factor” in I - Credit Suisse results - Credit Suisse in the Credit Suisse Financial Report 1Q21 for further information on risks that may arise in relation to these matters. For a description of the regulatory and legal developments relating to these matters, refer to "Note 33 - Litigation" in III - Condensed consolidated financial statements - unaudited in the Credit Suisse Financial Reports 2Q21 and 3Q21 for further information.

Share buyback
On December 30, 2021, we completed the 2021 share buyback program, which commenced on January 12, 2021 and was suspended following the completion of share buybacks in April 2021. In 2021, 25.1 million shares were repurchased and are expected to be cancelled by means of a capital reduction to be proposed at the next AGM of shareholders.
Dividend proposal
Our Board will propose to the shareholders at the AGM on April 29, 2022 a cash distribution of CHF 0.10 per share for the financial year 2021. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.
Compensation
Total variable compensation pools that relate to our 2021 performance are 32% lower than in 2020. The overall structure of these variable compensation awards is consistent with prior years for the majority of employees. However, most employees at a more senior level (Managing Directors and Directors), who have taken a higher proportionate share of the reduction in the variable compensation pool, have received a cash award with a pro-rata repayment (clawback) provision, in jurisdictions where legally permissible, that applies in the event that they voluntarily leave the firm during the three-year period ending in February 2025, together with a regular deferred share-based award that generally vests linearly over the next three years.
To increase the alignment of executive compensation with shareholder interests, and recognizing the role of senior management in the implementation of our strategic plan, most Managing Directors and Directors have received a separate one-time share-based award (Strategic Delivery Plan), which will vest in its entirety in three years’ time if certain financial metrics are achieved over the course of 2022-2024. We will provide further details on these compensation awards in our Annual Report.
Mandatory Convertible Notes Offering
On April 22, 2021, the Group announced that it placed two series of mandatory convertible notes (MCNs), Series A MCNs and Series B MCNs, to be convertible into 100 million shares and 103 million shares of Credit Suisse Group AG, respectively. The MCNs settled on May 12, 2021. On November 12, 2021, the Series A MCNs and Series B MCNs were converted, and the shares of Credit Suisse Group AG held by Credit Suisse Group (Guernsey) VII Limited, the issuing entity of the MCNs, were delivered to the holders of MCNs.
COVID-19 pandemic
The COVID-19 pandemic continued to affect the economic environment throughout 2021. Infection rates ebbed and flowed across countries during the course of 2021, including in countries where Credit Suisse has a significant presence. Vaccination programs during the year continued to reduce significantly the correlation between COVID-19 infection and serious illness, although booster shots were increasingly required to sustain a high level of protection. In addition, in 4Q21 a further challenge arose with the emergence of the Omicron variant, which was more transmissible than previous variants. However, in January 2022 there were signs in Europe that the Omicron infection wave was peaking and that governments would relatively soon be able to ease social and economic activity restrictions. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.

Swiss Universal Bank
In 4Q21, we reported income before taxes of CHF 716 million and net revenues of CHF 1,484 million. For 2021, we reported income before taxes of CHF 2,729 million and net revenues of CHF 5,801 million.
Results summary
4Q21 results
In 4Q21, income before taxes of CHF 716 million increased 47% compared to 4Q20. Net revenues of CHF 1,484 million increased 7%, reflecting higher revenues across all revenue categories. Other revenues in 4Q21 included gains on the sale of real estate of CHF 205 million reflected in Private Clients and a gain on the equity investment in Allfunds Group of CHF 9 million reflected in Corporate & Institutional Clients, partially offset by a SIX equity investment revaluation loss of CHF 43 million reflected in Private Clients and Corporate & Institutional Clients. Other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 97 million, reflected in Private Clients and Corporate & Institutional Clients, a gain on the equity investment in Allfunds Group of CHF 38 million reflected in Corporate & Institutional Clients and gains on the sale of real estate of CHF 15 million reflected in Private Clients. In 4Q21, we recorded a release of provision for credit losses of CHF 3 million compared to provision for credit losses of CHF 66 million in 4Q20. Total operating expenses of CHF 771 million decreased 8%, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. 4Q20 included major litigation provisions of CHF 44 million.
Compared to 3Q21, income before taxes increased 15%. Net revenues increased 7%, driven by higher other revenues, partially offset by lower transaction-based revenues. Other revenues in 4Q21 included the gains on the sale of real estate and the gain on the equity investment in Allfunds Group, partially offset by the SIX equity investment revaluation loss. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 39 million reflected in Corporate & Institutional Clients. In 4Q21, we recorded a release of provision for credit losses of CHF 3 million compared to provision for credit losses of CHF 4 million in 3Q21. Total operating expenses were stable, with higher general and administrative expenses offset by lower compensation and benefits.
2021 Results
In 2021, income before taxes of CHF 2,729 million increased 30% compared to 2020. Net revenues of CHF 5,801 million increased 3% compared to 2020, mainly due to higher recurring commissions and fees as well as higher other revenues, partially offset by lower transaction-based revenues. Recurring commissions and fees increased 10%, mainly driven by higher investment product management fees, higher security account and custody services fees, higher discretionary mandate management fees, higher investment advisory fees and higher revenues from our investment in Swisscard.
Divisional results
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Net revenues	1,484	1,391	1,393	7	7	5,801	5,615	3
Provision for credit losses	(3)	4	66	–	–	6	270	(98)
Compensation and benefits	424	451	499	(6)	(15)	1,807	1,975	(9)
General and administrative expenses	294	264	286	11	3	1,040	1,013	3
Commission expenses	53	49	52	8	2	205	209	(2)
Restructuring expenses	0	–	3	–	(100)	14	44	(68)
Total other operating expenses	347	313	341	11	2	1,259	1,266	(1)
Total operating expenses	771	764	840	1	(8)	3,066	3,241	(5)
Income before taxes	716	623	487	15	47	2,729	2,104	30
Statement of operations metrics (%)
Return on regulatory capital	18.1	15.6	12.4	–	–	17.1	13.4	–
Cost/income ratio	52.0	54.9	60.3	–	–	52.9	57.7	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,370	13,350	13,220	0	1	13,370	13,220	1
Number of relationship managers	1,740	1,750	1,770	(1)	(2)	1,740	1,770	(2)

Other revenues in 2021 included gains on the sale of real estate of CHF 213 million, reflected in Private Clients, and gains on the equity investment in Allfunds Group of CHF 186 million and an insurance claim refund of CHF 49 million relating to a major litigation case, both reflected in Corporate & Institutional Clients, partially offset by a SIX equity investment revaluation loss of CHF 43 million reflected in Private Clients and Corporate & Institutional Clients. Other revenues in 2020 included a Pfandbriefbank equity investment revaluation gain of CHF 134 million and gains on the sale of real estate of CHF 15 million, both reflected in Private Clients, a SIX equity investment revaluation gain of CHF 97 million, reflected in Private Clients and Corporate & Institutional Clients, as well as a gain related to the completed transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform to Allfunds Group of CHF 25 million and a gain on the equity investment in Allfunds Group of CHF 38 million, both reflected in Corporate & Institutional Clients. Net interest income was stable, with lower loan margins on slightly higher average loan volumes, a positive impact from other banking book positions and higher treasury revenues, offset by lower deposit margins on slightly higher average deposit volumes. Transaction-based revenues decreased 2%, mainly driven by lower revenues from Global Trading Solutions (GTS) as well as lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business and valuation gains on derivatives in connection with the transition from Interbank Offered Rates (IBOR) to alternative reference rates. Provision for credit losses was CHF 6 million in 2021 on a net loan portfolio of CHF 176.2 billion, compared to CHF 270 million provision for credit losses on a net loan portfolio of CHF 176.3 billion in 2020. Provision for credit losses in 2021 included a release of non-specific provisions for expected credit losses of CHF 65 million. Total operating expenses of CHF 3,066 million decreased 5%, reflecting lower compensation and benefits as well as lower restructuring expenses, partially offset by higher general and administrative expenses. 2020 included major litigation provisions of CHF 45 million as well as restructuring expenses mainly in connection with the integration of Neue Aargauer Bank of CHF 44 million.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 4Q21, we reported RWA of CHF 79.9 billion, CHF 1.6 billion lower compared to the end of 3Q21, mainly related to movements in risk levels in credit risk, primarily relating to reduced lending exposures, and the foreign exchange impact. Leverage exposure of CHF 301.3 billion was CHF 3.6 billion lower compared to the end of 3Q21, mainly reflecting lower business usage and the foreign exchange impact, partially offset by increased high-quality liquid assets (HQLA).
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Net revenue detail (CHF million)
Private Clients	889	724	750	23	19	3,068	3,055	0
Corporate & Institutional Clients	595	667	643	(11)	(7)	2,733	2,560	7
Net revenues	1,484	1,391	1,393	7	7	5,801	5,615	3
Net revenue detail (CHF million)
Net interest income	667	674	658	(1)	1	2,688	2,683	0
Recurring commissions and fees	399	406	352	(2)	13	1,577	1,440	10
Transaction-based revenues	264	293	244	(10)	8	1,206	1,235	(2)
Other revenues	154	18	139	–	11	330	257	28
Net revenues	1,484	1,391	1,393	7	7	5,801	5,615	3
Balance sheet statistics (CHF million)
Total assets	263,797	267,005	261,465	(1)	1	263,797	261,465	1
Net loans	176,237	178,519	176,332	(1)	0	176,237	176,332	0
of which Private Clients	113,698	113,627	118,223	0	(4)	113,698	118,223	(4)
Risk-weighted assets	79,880	81,510	81,288	(2)	(2)	79,880	81,288	(2)
Leverage exposure	301,289	304,915	295,507	(1)	2	301,289	295,507	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjustment items
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	4Q21	3Q21	4Q20	4Q21	3Q21	4Q20	4Q21	3Q21	4Q20
Results (CHF million)
Net revenues	889	724	750	595	667	643	1,484	1,391	1,393
Real estate (gains)/losses	(205)	(4)	(15)	0	0	0	(205)	(4)	(15)
(Gains)/losses on business sales	0	6	0	0	0	0	0	6	0
Adjusted net revenues	684	726	735	595	667	643	1,279	1,393	1,378
Significant items
Gain on equity investment in Allfunds Group	0	0	0	(9)	(39)	(38)	(9)	(39)	(38)
(Gain)/loss on equity investment in SIX Group AG	21	0	(47)	22	0	(50)	43	0	(97)
Adjusted net revenues excluding significant items	705	726	688	608	628	555	1,313	1,354	1,243
Provision for credit losses	11	9	17	(14)	(5)	49	(3)	4	66
Total operating expenses	454	445	476	317	319	364	771	764	840
Restructuring expenses	0	–	1	0	–	(4)	0	–	(3)
Major litigation provisions	0	0	0	(1)	0	(44)	(1)	0	(44)
Expenses related to real estate disposals	0	0	(3)	0	0	0	0	0	(3)
Adjusted total operating expenses	454	445	474	316	319	316	770	764	790
Income before taxes	424	270	257	292	353	230	716	623	487
Adjusted income before taxes	219	272	244	293	353	278	512	625	522
Adjusted income before taxes excluding significant items	240	272	197	306	314	190	546	586	387
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	12.9	15.6	13.3
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	–	–	13.8	14.6	9.9
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	2021	2020	2021	2020	2021	2020
Results (CHF million)
Net revenues	3,068	3,055	2,733	2,560	5,801	5,615
Real estate (gains)/losses	(213)	(15)	0	0	(213)	(15)
(Gains)/losses on business sales	6	0	0	0	6	0
Major litigation recovery	0	0	(49)	0	(49)	0
Adjusted net revenues	2,861	3,040	2,684	2,560	5,545	5,600
Significant items
Gain related to InvestLab transfer	0	0	0	(25)	0	(25)
Gain on equity investment in Allfunds Group	0	0	(186)	(38)	(186)	(38)
(Gain)/loss on equity investment in SIX Group AG	21	(47)	22	(50)	43	(97)
Gain on equity investment in Pfandbriefbank	0	(134)	0	0	0	(134)
Adjusted net revenues excluding significant items	2,882	2,859	2,520	2,447	5,402	5,306
Provision for credit losses	30	62	(24)	208	6	270
Total operating expenses	1,804	1,913	1,262	1,328	3,066	3,241
Restructuring expenses	(6)	(35)	(8)	(9)	(14)	(44)
Major litigation provisions	0	0	(1)	(45)	(1)	(45)
Expenses related to real estate disposals	(4)	(3)	0	0	(4)	(3)
Adjusted total operating expenses	1,794	1,875	1,253	1,274	3,047	3,149
Significant items
Expenses related to equity investment in Allfunds Group	0	0	(6)	0	(6)	0
Adjusted total operating expenses excluding significant items	1,794	1,875	1,247	1,274	3,041	3,149
Income before taxes	1,234	1,080	1,495	1,024	2,729	2,104
Adjusted income before taxes	1,037	1,103	1,455	1,078	2,492	2,181
Adjusted income before taxes excluding significant items	1,058	922	1,297	965	2,355	1,887
Adjusted return on regulatory capital (%)	–	–	–	–	15.6	13.9
Adjusted return on regulatory capital excluding significant items (%)	–	–	–	–	14.8	12.0
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Private Clients
Results details
In 4Q21, income before taxes of CHF 424 million increased 65% compared to 4Q20, mainly driven by higher net revenues and lower total operating expenses. Compared to 3Q21, income before taxes increased 57%, primarily reflecting higher net revenues.
Net revenues
Compared to 4Q20, net revenues of CHF 889 million increased 19%, primarily reflecting higher other revenues and higher recurring commissions and fees. Other revenues in 4Q21 included gains on the sale of real estate of CHF 205 million, partially offset by a SIX equity investment revaluation loss of CHF 21 million. Other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 47 million and gains on the sale of real estate of CHF 15 million. Recurring commissions and fees of CHF 223 million increased 16%, mainly driven by higher revenues from our investment in Swisscard, higher discretionary mandate management fees and higher investment product management fees. Net interest income of CHF 392 million decreased 3%, reflecting lower loan margins on slightly lower average loan volumes and lower deposit margins on lower average deposit volumes, partially offset by higher treasury revenues. Transaction-based revenues of CHF 92 million decreased 4%, mainly driven by lower brokerage and product issuing fees as well as lower revenues from GTS, partially offset by higher fees from foreign exchange client business.
Compared to 3Q21, net revenues increased 23%, driven by higher other revenues. Other revenues in 4Q21 included the gains on the sale of real estate, partially offset by the SIX equity investment revaluation loss. Other revenues in 3Q21 included a loss from the sale of Credit Suisse Life & Pensions AG of CHF 6 million. Transaction-based revenues decreased 10%, mainly driven by lower revenues from GTS and lower corporate advisory fees, partially offset by higher fees from foreign exchange client business. Net interest income decreased 2%, reflecting lower treasury revenues and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on stable average deposit volumes. Recurring commissions and fees decreased 2%, primarily reflecting lower revenues from our investment in Swisscard.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 4Q21, Private Clients recorded provision for credit losses of CHF 11 million compared to provision for credit losses of CHF 17 million in 4Q20 and CHF 9 million in 3Q21. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 4Q20, total operating expenses of CHF 454 million decreased 5%, driven by lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 243 million decreased 18%, primarily reflecting lower discretionary compensation expenses and lower allocated corporate function costs. General and administrative expenses of CHF 187 million increased 21%, mainly driven by higher advertising and marketing expenses, higher allocated corporate function costs, higher professional services fees as well as higher occupancy expenses.
Compared to 3Q21, total operating expenses increased 2%, driven by higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 14%, mainly reflecting higher professional services fees, higher allocated corporate function costs as well as higher advertising and marketing expenses. Compensation and benefits decreased 6%, mainly driven by lower discretionary compensation expenses.
Margins
Our gross margin was 163 basis points in 4Q21, an increase of 17 basis points compared to 4Q20, primarily reflecting higher other revenues and higher recurring commissions and fees, partially offset by a 5.8% increase in average assets under management. Compared to 3Q21, our gross margin was 30 basis points higher, driven by higher other revenues on stable average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 78 basis points in 4Q21, an increase of 28 basis points compared to 4Q20, mainly reflecting higher net revenues and lower total operating expenses, partially offset by the higher average assets under management. Compared to 3Q21, our net margin was 28 basis points higher, driven by higher net revenues on stable average assets under management.

Results - Private Clients
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Net revenues	889	724	750	23	19	3,068	3,055	0
Provision for credit losses	11	9	17	22	(35)	30	62	(52)
Compensation and benefits	243	259	298	(6)	(18)	1,048	1,166	(10)
General and administrative expenses	187	164	154	14	21	663	617	7
Commission expenses	24	22	25	9	(4)	87	95	(8)
Restructuring expenses	0	–	(1)	–	100	6	35	(83)
Total other operating expenses	211	186	178	13	19	756	747	1
Total operating expenses	454	445	476	2	(5)	1,804	1,913	(6)
Income before taxes	424	270	257	57	65	1,234	1,080	14
Statement of operations metrics (%)
Cost/income ratio	51.1	61.5	63.5	–	–	58.8	62.6	–
Net revenue detail (CHF million)
Net interest income	392	400	403	(2)	(3)	1,595	1,614	(1)
Recurring commissions and fees	223	227	193	(2)	16	859	775	11
Transaction-based revenues	92	102	96	(10)	(4)	440	480	(8)
Other revenues	182	(5)	58	–	214	174	186	(6)
Net revenues	889	724	750	23	19	3,068	3,055	0
Margins on assets under management (annualized) (bp)
Gross margin [1]	163	133	146	–	–	143	149	–
Net margin [2]	78	50	50	–	–	58	53	–
Number of relationship managers
Number of relationship managers	1,240	1,240	1,290	0	(4)	1,240	1,290	(4)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Assets under management
As of the end of 4Q21, assets under management of CHF 217.5 billion were CHF 0.2 billion higher compared to the end of 3Q21, driven by favorable market movements, partially offset by unfavorable foreign exchange-related movements and net asset outflows. Net asset outflows of CHF 1.8 billion mainly reflected outflows in the ultra-high-net-worth (UHNW) and high-net-worth (HNW) client segment as well as the usual seasonal slowdown in the fourth quarter.
As of the end of 2021, assets under management of CHF 217.5 billion were CHF 8.9 billion higher compared to the end of 2020, mainly due to favorable market movements and net new assets, partially offset by structural effects. Net new assets of CHF 1.4 billion reflected inflows across all client segments. Structural effects included the transfer of assets under management of CHF 4.0 billion to Corporate & Institutional Clients in 1Q21 related to the integration of NAB.

Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Assets under management (CHF billion)
Assets under management	217.5	217.3	208.6	0.1	4.3	217.5	208.6	4.3
Average assets under management	217.5	218.1	205.5	(0.3)	5.8	214.4	205.0	4.6
Assets under management by currency (CHF billion)
USD	36.8	37.7	34.8	(2.4)	5.7	36.8	34.8	5.7
EUR	20.4	20.5	19.3	(0.5)	5.7	20.4	19.3	5.7
CHF	151.2	150.0	145.7	0.8	3.8	151.2	145.7	3.8
Other	9.1	9.1	8.8	0.0	3.4	9.1	8.8	3.4
Assets under management	217.5	217.3	208.6	0.1	4.3	217.5	208.6	4.3
Growth in assets under management (CHF billion)
Net new assets	(1.8)	1.9	(2.1)	–	–	1.4	(5.9)	–
Other effects	2.0	(1.6)	5.7	–	–	7.5	(3.1)	–
of which market movements	4.8	(1.3)	7.7	–	–	13.3	1.9	–
of which foreign exchange	(2.0)	0.0	(1.5)	–	–	0.4	(3.8)	–
of which other	(0.8)	(0.3)	(0.5)	–	–	(6.2)	(1.2)	–
Growth in assets under management	0.2	0.3	3.6	–	–	8.9	(9.0)	–
Growth in assets under management (annualized) (%)
Net new assets	(3.3)	3.5	(4.1)	–	–	0.7	(2.7)	–
Other effects	3.7	(2.9)	11.1	–	–	3.6	(1.4)	–
Growth in assets under management (annualized)	0.4	0.6	7.0	–	–	4.3	(4.1)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	0.7	0.5	(2.7)	–	–	–	–	–
Other effects	3.6	5.5	(1.4)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	4.3	6.0	(4.1)	–	–	–	–	–
Corporate & Institutional Clients
Results details
In 4Q21, income before taxes of CHF 292 million increased 27% compared to 4Q20, driven by lower provision for credit losses and lower total operating expenses, partially offset by lower net revenues. Compared to 3Q21, income before taxes decreased 17%, mainly reflecting lower net revenues, partially offset by lower provision for credit losses.
Net revenues
Compared to 4Q20, net revenues of CHF 595 million decreased 7%, reflecting lower other revenues, partially offset by higher transaction-based revenues, higher net interest income and higher recurring commissions and fees. Other revenues in 4Q21 included a SIX equity investment revaluation loss of CHF 22 million, partially offset by a gain on the equity investment in Allfunds Group of CHF 9 million. Other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 50 million and a gain on the equity investment in Allfunds Group of CHF 38 million. Transaction-based revenues of CHF 172 million increased 16%, mainly reflecting higher fees from foreign exchange client business and higher revenues from our Swiss investment banking business. Additionally, 4Q20 included a negative revaluation impact on equity investments. Net interest income of CHF 275 million increased 8%, with lower loan margins on higher average loan volumes and a positive impact from other banking book positions, partially offset by lower treasury revenues and lower deposit margins on higher average deposit volumes. Recurring commissions and fees of CHF 176 million increased 11%, primarily driven by higher security account and custody services fees, higher fees from lending activities, higher banking services fees and higher investment advisory fees.
Compared to 3Q21, net revenues decreased 11%, driven by lower other revenues and lower transaction-based revenues. Other revenues in 4Q21 included the SIX equity investment revaluation loss, partially offset by the gain on the equity investment in Allfunds Group. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group of CHF 39 million. Transaction-based revenues decreased 10%, mainly reflecting lower revenues from GTS, lower revenues from our Swiss investment banking business as well as lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business and higher corporate advisory fees.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Net revenues	595	667	643	(11)	(7)	2,733	2,560	7
Provision for credit losses	(14)	(5)	49	180	–	(24)	208	–
Compensation and benefits	181	192	201	(6)	(10)	759	809	(6)
General and administrative expenses	107	100	132	7	(19)	377	396	(5)
Commission expenses	29	27	27	7	7	118	114	4
Restructuring expenses	0	–	4	–	(100)	8	9	(11)
Total other operating expenses	136	127	163	7	(17)	503	519	(3)
Total operating expenses	317	319	364	(1)	(13)	1,262	1,328	(5)
Income before taxes	292	353	230	(17)	27	1,495	1,024	46
Statement of operations metrics (%)
Cost/income ratio	53.3	47.8	56.6	–	–	46.2	51.9	–
Net revenue detail (CHF million)
Net interest income	275	274	255	0	8	1,093	1,069	2
Recurring commissions and fees	176	179	159	(2)	11	718	665	8
Transaction-based revenues	172	191	148	(10)	16	766	755	1
Other revenues	(28)	23	81	–	–	156	71	120
Net revenues	595	667	643	(11)	(7)	2,733	2,560	7
Number of relationship managers
Number of relationship managers	500	510	480	(2)	4	500	480	4
3Q21 included valuation gains on derivatives in connection with the transition from IBOR to alternative reference rates. Recurring commissions and fees decreased 2%, driven by lower investment advisory fees. Net interest income was stable, with higher treasury revenues offset by lower loan margins on slightly lower average loan volumes.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 4Q21, Corporate & Institutional Clients recorded a release of provision for credit losses of CHF 14 million compared to provision for credit losses of CHF 49 million in 4Q20 and a release of provision for credit losses of CHF 5 million in 3Q21. Provision for credit losses in 4Q21 mainly reflected a release of non-specific provisions for expected credit losses of CHF 17 million.
Total operating expenses
Compared to 4Q20, total operating expenses of CHF 317 million decreased 13%, primarily reflecting lower general and administrative expenses as well as lower compensation and benefits. General and administrative expenses of CHF 107 million decreased 19%, mainly reflecting lower litigation provisions, partially offset by higher allocated corporate function costs. 4Q20 included major litigation provisions of CHF 44 million. Compensation and benefits of CHF 181 million decreased 10%, primarily driven by lower discretionary compensation expenses, partially offset by higher allocated corporate function costs.
Compared to 3Q21, total operating expenses were stable, mainly reflecting lower compensation and benefits offset by higher general and administrative expenses. Compensation and benefits decreased 6%, mainly reflecting lower discretionary compensation expenses, partially offset by higher social security expenses and higher allocated corporate function costs. General and administrative expenses increased 7%, mainly reflecting higher allocated corporate function costs.
Assets under management
As of the end of 4Q21, assets under management of CHF 513.5 billion were CHF 7.2 billion higher compared to the end of 3Q21, primarily driven by favorable market movements. Net new assets of CHF 0.1 billion were driven by inflows from our pension business, partially offset by outflows in our external asset managers business.
As of the end of 2021, assets under management of CHF 513.5 billion were CHF 50.9 billion higher compared to the end of 2020, mainly due to favorable market movements, net new assets and structural effects. Net new assets of CHF 5.1 billion reflected inflows from our pension and external asset managers businesses. Structural effects included the transfer of assets under management of CHF 4.0 billion from Private Clients in 1Q21 related to the integration of NAB.

International Wealth Management
In 4Q21, we reported income before taxes of CHF 35 million and net revenues of CHF 716 million. For 2021, we reported income before taxes of CHF 976 million and net revenues of CHF 3,462 million.
Results summary
4Q21 results
In 4Q21, income before taxes of CHF 35 million decreased 88% compared to 4Q20. Net revenues of CHF 716 million decreased 26%, reflecting lower revenues across all revenue categories. Other revenues in 4Q21 included a gain on the sale of real estate of CHF 19 million, gains on the sale of businesses of CHF 17 million and a gain on the equity investment in Allfunds Group of CHF 12 million, partially offset by a SIX equity investment revaluation loss of CHF 27 million. Other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 61 million and a gain on the equity investment in Allfunds Group of CHF 51 million. We recorded a release of provision for credit losses of CHF 1 million compared to provision for credit losses of CHF 31 million in 4Q20. Total operating expenses of CHF 682 million increased 5%, driven by higher general and administrative expenses as well as higher compensation and benefits, partially offset by lower restructuring expenses.
Compared to 3Q21, income before taxes decreased 82%. Net revenues decreased 14%, mainly reflecting lower transaction- and performance-based revenues as well as lower recurring commissions and fees. Other revenues in 4Q21 included the gain on the sale of real estate, the gains on the sale of businesses and the gain on the equity investment in Allfunds Group, partially offset by the SIX equity investment revaluation loss. Other revenues in 3Q21 included a gain on the equity investment in Allfunds Group of CHF 52 million, partially offset by a loss from the sale of Credit Suisse Life & Pensions AG of CHF 35 million. We recorded a release of provision for credit losses of CHF 1 million compared to provision for credit losses of CHF 12 million in 3Q21. Total operating expenses increased 9%, mainly reflecting higher compensation and benefits as well as higher general and administrative expenses.
2021 results
In 2021, income before taxes of CHF 976 million decreased 11% compared to 2020. Net revenues of CHF 3,462 million decreased 8% compared to 2020, driven by lower transaction- and performance-based revenues and lower net interest income, partially offset by higher other revenues and higher recurring commissions and fees. Other revenues in 2021 included a gain on the equity investment in Allfunds Group of CHF 249 million, a gain on the sale of real estate of CHF 19 million and gains on the sale of businesses of CHF 17 million, partially offset by a loss from the sale of Credit Suisse Life & Pensions AG of CHF 35 million in 3Q21 and a SIX equity investment revaluation loss of CHF 27 million.
Divisional results
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Net revenues	716	829	974	(14)	(26)	3,462	3,747	(8)
Provision for credit losses	(1)	12	31	–	–	(14)	110	–
Compensation and benefits	414	379	397	9	4	1,548	1,658	(7)
General and administrative expenses	228	203	195	12	17	785	707	11
Commission expenses	33	42	37	(21)	(11)	155	144	8
Restructuring expenses	7	–	21	–	(67)	12	37	(68)
Total other operating expenses	268	245	253	9	6	952	888	7
Total operating expenses	682	624	650	9	5	2,500	2,546	(2)
Income before taxes	35	193	293	(82)	(88)	976	1,091	(11)
Statement of operations metrics (%)
Return on regulatory capital	2.4	12.6	19.7	–	–	16.2	18.4	–
Cost/income ratio	95.3	75.3	66.7	–	–	72.2	67.9	–
Number of employees (full-time equivalents)
Number of employees	8,110	8,050	7,880	1	3	8,110	7,880	3

Other revenues in 2020 included a gain of CHF 15 million related to the completed transfer of the InvestLab fund platform as well as a SIX equity investment revaluation gain of CHF 61 million and a gain on the equity investment in Allfunds Group of CHF 51 million. In 2021, we recorded a release of provision for credit losses of CHF 14 million on a net loan portfolio of CHF 53.2 billion, compared to CHF 110 million provision for credit losses on a net loan portfolio of CHF 52.2 billion in 2020. Provision for credit losses in 2021 included a release of non-specific provisions for expected credit losses of CHF 47 million. Total operating expenses of CHF 2,500 million decreased 2% compared to 2020, driven by lower compensation and benefits and lower restructuring expenses, partially offset by higher general and administrative expenses.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 4Q21, we reported RWA of CHF 30.9 billion, a decrease of CHF 3.0 billion compared to the end of 3Q21, mainly related to movements in risk levels in credit risk, primarily relating to reduced lending exposures, and the foreign exchange impact. Leverage exposure of CHF 104.3 billion was CHF 4.3 billion lower compared to the end of 3Q21, mainly reflecting the foreign exchange impact and decreased HQLA.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Net revenue detail (CHF million)
Net interest income	264	264	304	0	(13)	1,082	1,265	(14)
Recurring commissions and fees	277	306	297	(9)	(7)	1,197	1,136	5
Transaction- and performance-based revenues	156	241	261	(35)	(40)	964	1,221	(21)
Other revenues	19	18	112	6	(83)	219	125	75
Net revenues	716	829	974	(14)	(26)	3,462	3,747	(8)
Balance sheet statistics (CHF million)
Total assets	88,715	92,911	91,503	(5)	(3)	88,715	91,503	(3)
Net loans	53,187	54,803	52,167	(3)	2	53,187	52,167	2
Risk-weighted assets	30,942	33,960	34,017	(9)	(9)	30,942	34,017	(9)
Leverage exposure	104,310	108,631	101,025	(4)	3	104,310	101,025	3
Margins on assets under management (annualized) (bp)
Gross margin [1]	73	84	109	–	–	89	107	–
Net margin [2]	4	20	33	–	–	25	31	–
Number of relationship managers
Number of relationship managers	1,100	1,110	1,140	(1)	(4)	1,100	1,140	(4)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Reconciliation of adjustment items
	International Wealth Management
in	4Q21	3Q21	4Q20	2021	2020
Results (CHF million)
Net revenues	716	829	974	3,462	3,747
Real estate (gains)/losses	(19)	0	0	(19)	0
(Gains)/losses on business sales	(17)	35	0	18	0
Adjusted net revenues	680	864	974	3,461	3,747
Significant items
Gain related to InvestLab transfer	0	0	0	0	(15)
Gain on equity investment in Allfunds Group	(12)	(52)	(51)	(249)	(51)
(Gain)/loss on equity investment in SIX Group AG	27	0	(61)	27	(61)
Adjusted net revenues excluding significant items	695	812	862	3,239	3,620
Provision for credit losses	(1)	12	31	(14)	110
Total operating expenses	682	624	650	2,500	2,546
Restructuring expenses	(7)	–	(21)	(12)	(37)
Major litigation provisions	(2)	0	(1)	9	11
Expenses related to real estate disposals	(2)	0	(3)	(7)	(5)
Adjusted total operating expenses	671	624	625	2,490	2,515
Significant items
Expenses related to equity investment in Allfunds Group	0	0	0	(7)	0
Adjusted total operating expenses excluding significant items	671	624	625	2,483	2,515
Income before taxes	35	193	293	976	1,091
Adjusted income before taxes	10	228	318	985	1,122
Adjusted income before taxes excluding significant items	25	176	206	770	995
Adjusted return on regulatory capital (%)	0.7	14.8	21.4	16.3	18.9
Adjusted return on regulatory capital excluding significant items (%)	1.8	11.5	13.8	12.8	16.8
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.

Results details
Net revenues
Compared to 4Q20, net revenues of CHF 716 million decreased 26%, reflecting lower revenues across all major revenue categories. Transaction- and performance-based revenues of CHF 156 million decreased 40%, mainly driven by a revaluation loss on an investment compared to a revaluation gain on the same investment in 4Q20, lower client activity, lower revenues from GTS and lower performance fees, partially offset by higher corporate advisory fees from integrated solutions. Other revenues in 4Q21 included the gain on the sale of real estate, the gains on the sale of businesses and the gain on the equity investment in Allfunds Group, partially offset by the SIX equity investment revaluation loss. Other revenues in 4Q20 included the SIX equity investment revaluation gain and the gain on the equity investment in Allfunds Group. Net interest income of CHF 264 million decreased 13%, mainly reflecting lower deposit margins on higher average deposit volumes, lower treasury revenues and a negative impact from other banking book positions. Recurring commissions and fees of CHF 277 million decreased 7%, mainly driven by lower fees from lending activities and the negative impact from the SCFF fee waiver program, partially offset by higher discretionary mandate management fees and higher security account and custody services fees.
Compared to 3Q21, net revenues decreased 14%, mainly reflecting lower transaction- and performance-based revenues as well as lower recurring commissions and fees. Transaction- and performance-based revenues decreased 35%, mainly reflecting lower revenues from GTS, a higher revaluation loss on an investment and lower brokerage and product issuing fees, partially offset by higher corporate advisory fees from integrated solutions, higher fees from foreign exchange client business and higher performance fees. Recurring commissions and fees decreased 9%, mainly reflecting the negative impact from the SCFF program, lower fees from lending activities and lower investment product management fees. Net interest income was stable, reflecting higher loan margins on stable average loan volumes and higher treasury revenues, offset by lower deposit margins on higher average deposit volumes. Other revenues in 4Q21 included the gain on the sale of real estate, the gains on the sale of businesses and the gain on the equity investment in Allfunds Group, partially offset by the SIX equity investment revaluation loss. Other revenues in 3Q21 included the gain on the equity investment in Allfunds Group, partially offset by the loss from the sale of Credit Suisse Life & Pensions AG.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 4Q21, we recorded a release of provision for credit losses of CHF 1 million, compared to provision for credit losses of CHF 31 million in 4Q20 and CHF 12 million in 3Q21.
Total operating expenses
Compared to 4Q20, total operating expenses of CHF 682 million increased 5%, driven by higher general and administrative expenses as well as higher compensation and benefits, partially offset by lower restructuring expenses. General and administrative expenses of CHF 228 million increased 17%, mainly driven by higher allocated corporate function costs and higher professional services fees. Compensation and benefits of CHF 414 million increased 4%, mainly driven by higher allocated corporate function costs, higher social security and pension expenses as well as higher discretionary compensation expenses, partially offset by lower deferred compensation expenses from prior-year awards.
Compared to 3Q21, total operating expenses increased 9%, mainly reflecting higher compensation and benefits as well as higher general and administrative expenses. Compensation and benefits increased 9%, primarily reflecting higher discretionary compensation expenses, higher allocated corporate function costs and higher deferred compensation expenses from prior-year awards. General and administrative expenses increased 12%, mainly reflecting higher advertising and marketing expenses, higher professional services fees, higher litigation provisions as well as higher travel and entertainment expenses.
Margins
Our gross margin was 73 basis points in 4Q21, a decrease of 36 basis points compared to 4Q20, driven by lower transaction- and performance-based revenues, lower other revenues, a 10.6% increase in average assets under management and lower net interest income. Compared to 3Q21, our gross margin was 11 basis points lower, mainly reflecting lower transaction- and performance-based revenues as well as lower recurring commissions and fees on stable average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 4 basis points in 4Q21, a decrease of 29 basis points compared to 4Q20, reflecting lower net revenues, higher total operating expenses and the higher average assets under management, partially offset by lower provision for credit losses. Our net margin was 16 basis points lower compared to 3Q21, mainly reflecting lower net revenues and higher total operating expenses on the stable average assets under management.

Assets under management
As of the end of 4Q21, assets under management of CHF 390.7 billion were CHF 5.0 billion lower compared to the end of 3Q21, mainly driven by unfavorable foreign exchange-related movements, partially offset by favorable market movements and net new assets. Net new assets of CHF 2.7 billion reflected inflows in emerging markets and Western Europe.
As of the end of 2021, assets under management of CHF 390.7 billion were CHF 25.3 billion higher compared to the end of 2020, driven by favorable market movements, net new assets and favorable foreign exchange-related movements, partially offset by structural effects mainly in relation to the wind down of the supply chain finance funds and certain business exits. Net new assets of CHF 11.0 billion mainly reflected inflows in emerging markets and Western Europe.
Assets under management
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Assets under management (CHF billion)
Assets under management	390.7	395.7	365.4	(1.3)	6.9	390.7	365.4	6.9
Average assets under management	394.1	395.0	356.4	(0.2)	10.6	388.4	349.8	11.0
Assets under management by currency (CHF billion)
USD	202.1	203.6	180.5	(0.7)	12.0	202.1	180.5	12.0
EUR	110.1	112.7	110.4	(2.3)	(0.3)	110.1	110.4	(0.3)
CHF	18.5	18.1	17.9	2.2	3.4	18.5	17.9	3.4
Other	60.0	61.3	56.6	(2.1)	6.0	60.0	56.6	6.0
Assets under management	390.7	395.7	365.4	(1.3)	6.9	390.7	365.4	6.9
Growth in assets under management (CHF billion)
Net new assets	2.7	1.4	4.3	–	–	11.0	16.7	–
Other effects	(7.7)	(5.2)	9.1	–	–	14.3	(21.3)	–
of which market movements	4.2	(1.6)	16.6	–	–	19.2	11.6	–
of which foreign exchange	(11.5)	(1.9)	(6.7)	–	–	1.7	(28.8)	–
of which other	(0.4)	(1.7)	(0.8)	–	–	(6.6)	(4.1)	–
Growth in assets under management	(5.0)	(3.8)	13.4	–	–	25.3	(4.6)	–
Growth in assets under management (annualized) (%)
Net new assets	2.7	1.4	4.9	–	–	3.0	4.5	–
Other effects	(7.8)	(5.2)	10.3	–	–	3.9	(5.7)	–
Growth in assets under management (annualized)	(5.1)	(3.8)	15.2	–	–	6.9	(1.2)	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.0	3.6	4.5	–	–	–	–	–
Other effects	3.9	8.8	(5.7)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	6.9	12.4	(1.2)	–	–	–	–	–

Asia Pacific
In 4Q21, we reported a loss before taxes of CHF 8 million and net revenues of CHF 613 million. For 2021, we reported income before taxes of CHF 994 million and net revenues of CHF 3,242 million.
Results summary
4Q21 results
In 4Q21, we reported a loss before taxes of CHF 8 million, including a goodwill impairment charge of CHF 103 million, in relation to the investment banking business in Asia Pacific, compared to income before taxes of CHF 237 million in 4Q20. The related decrease of CHF 245 million primarily reflected lower net revenues and higher total operating expenses. Net revenues of CHF 613 million decreased 22%, driven by lower transaction-based revenues, lower other revenues and lower net interest income, partially offset by higher recurring commissions and fees. Other revenues in 4Q21 included a gain on the equity investment in Allfunds Group of CHF 10 million compared to a gain of CHF 38 million in 4Q20. In 4Q21, we recorded a release of provision for credit losses of CHF 13 million in 4Q21 compared to provision for credit losses of CHF 6 million in 4Q20. Total operating expenses of CHF 634 million increased 17%, mainly reflecting the goodwill impairment charge and higher general and administrative expenses, partially offset by lower compensation and benefits.
Compared to 3Q21, the decrease in income before taxes of CHF 236 million primarily reflected lower net revenues and higher total operating expenses. Net revenues decreased 20%, primarily driven by lower transaction-based revenues and lower other revenues. Other revenues in 4Q21 included the gain on the equity investment in Allfunds Group of CHF 10 million compared to a gain of CHF 39 million in 3Q21. In 4Q21, we recorded a release of provision for credit losses of CHF 13 million compared to provision for credit losses of CHF 7 million in 3Q21. Total operating expenses increased 18%, mainly reflecting the goodwill impairment charge and higher general and administrative expenses, partially offset by lower compensation and benefits.
2021 results
In 2021, income before taxes of CHF 994 million increased 20% compared to 2020 due to lower provision for credit losses and higher net revenues, partially offset by higher total operating expenses, including the goodwill impairment charge. Net revenues of CHF 3,242 million increased 3%, driven by higher other revenues, higher recurring commissions and fees and higher transaction-based revenues, partially offset by lower net interest income.
Divisional results
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Net revenues	613	771	784	(20)	(22)	3,242	3,155	3
Provision for credit losses	(13)	7	6	–	–	27	236	(89)
Compensation and benefits	302	335	341	(10)	(11)	1,288	1,319	(2)
General and administrative expenses	190	162	162	17	17	667	614	9
Commission expenses	39	39	36	0	8	159	154	3
Goodwill impairment	103	0	0	–	–	103	0	–
Restructuring expenses	0	–	2	–	(100)	4	4	–
Total other operating expenses	332	201	200	65	66	933	772	21
Total operating expenses	634	536	541	18	17	2,221	2,091	6
Income/(loss) before taxes	(8)	228	237	–	–	994	828	20
Statement of operations metrics (%)
Return on regulatory capital	(0.7)	19.2	21.1	–	–	21.3	17.1	–
Cost/income ratio	103.4	69.5	69.0	–	–	68.5	66.3	–
Number of employees (full-time equivalents)
Number of employees	7,530	7,360	6,890	2	9	7,530	6,890	9

Other revenues in 2021 included a gain on the equity investment in Allfunds Group of CHF 187 million. Other revenues in 2020 included a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million and a gain on the equity investment in Allfunds Group of CHF 38 million. Provision for credit losses was CHF 27 million on a net loan portfolio of CHF 35.9 billion compared to CHF 236 million of provision for credit losses on a net loan portfolio of CHF 38.6 billion in 2020. Provision for credit losses in 2021 was driven by several individual cases, partially offset by a release related to non-specific provisions for expected credit losses of CHF 12 million. Compared to 2020, total operating expenses of CHF 2,221 million increased 6%, primarily reflecting the goodwill impairment charge and higher general and administrative expenses, partially offset by lower compensation and benefits.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 4Q21, we reported RWA of CHF 24.7 billion, CHF 2.0 billion lower compared to the end of 3Q21, mainly related to movements in risk levels in credit risk, primarily relating to reduced lending exposures, and the foreign exchange impact. Leverage exposure of CHF 74.5 billion was CHF 5.3 billion lower compared to the end of 3Q21, mainly reflecting lower business usage and a foreign exchange impact.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Net revenue detail (CHF million)
Net interest income	215	222	241	(3)	(11)	949	1,071	(11)
Recurring commissions and fees	108	102	89	6	21	414	348	19
Transaction-based revenues	281	408	415	(31)	(32)	1,692	1,670	1
Other revenues	9	39	39	(77)	(77)	187	66	183
Net revenues	613	771	784	(20)	(22)	3,242	3,155	3
Balance sheet statistics (CHF million)
Total assets	67,395	72,330	67,356	(7)	0	67,395	67,356	0
Net loans	35,863	38,695	38,625	(7)	(7)	35,863	38,625	(7)
Risk-weighted assets	24,698	26,671	26,589	(7)	(7)	24,698	26,589	(7)
Leverage exposure	74,530	79,871	74,307	(7)	0	74,530	74,307	0
Margins on assets under management (annualized) (bp)
Gross margin [1]	108	134	141	–	–	141	147	–
Net margin [2]	(1)	40	43	–	–	43	39	–
Number of relationship managers
Number of relationship managers	680	670	600	1	13	680	600	13
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income including revenues from GTS, financing, underwriting and advisory fees, equity participations income and other transaction-based income. Financing revenues include unrealized mark-to-market movements on our fair valued portfolio.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.

Reconciliation of adjustment items
	Asia Pacific
in	4Q21	3Q21	4Q20	2021	2020
Results (CHF million)
Net revenues	613	771	784	3,242	3,155
Significant items
Gain related to InvestLab transfer	0	0	0	0	(25)
Gain on equity investment in Allfunds Group	(10)	(39)	(38)	(187)	(38)
Adjusted net revenues excluding significant items	603	732	746	3,055	3,092
Provision for credit losses	(13)	7	6	27	236
Total operating expenses	634	536	541	2,221	2,091
Goodwill impairment	(103)	0	0	(103)	0
Restructuring expenses	0	–	(2)	(4)	(4)
Adjusted total operating expenses	531	536	539	2,114	2,087
Significant items
Expenses related to equity investment in Allfunds Group	0	(1)	0	(7)	0
Adjusted total operating expenses excluding significant items	531	535	539	2,107	2,087
Income/(loss) before taxes	(8)	228	237	994	828
Adjusted income before taxes	95	228	239	1,101	832
Adjusted income before taxes excluding significant items	85	190	201	921	769
Adjusted return on regulatory capital (%)	8.5	19.2	21.2	23.6	17.2
Adjusted return on regulatory capital excluding significant items (%)	7.7	16.0	17.8	19.7	15.9
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results details
Net revenues
Compared to 4Q20, net revenues of CHF 613 million decreased 22%, driven by lower transaction-based revenues, lower other revenues and lower net interest income, partially offset by higher recurring commissions and fees. Transaction-based revenues decreased 32% to CHF 281 million, primarily reflecting lower financing revenues, lower structured equity origination revenues, lower brokerage and product issuing fees and lower revenues from GTS. Financing revenues in 4Q21 mainly reflected unrealized mark-to-market losses, net of hedges, of CHF 3 million on our fair valued portfolio compared to unrealized mark-to-market gains, net of hedges, of CHF 46 million in 4Q20. Other revenues in 4Q21 included the gain on the equity investment in Allfunds Group of CHF 10 million compared to the gain of CHF 38 million in 4Q20. Net interest income decreased 11% to CHF 215 million, mainly reflecting lower loan margins on lower average loan volumes and significantly lower deposit margins on higher average deposit volumes. Recurring commissions and fees increased 21% to CHF 108 million, primarily reflecting higher investment product management fees, discretionary mandate management fees and investment advisory fees.
Compared to 3Q21, net revenues decreased 20%, reflecting lower transaction-based revenues, lower other revenues and lower net interest income, partially offset by higher recurring commissions and fees. Transaction-based revenues decreased 31%, primarily reflecting lower revenues from GTS, lower client activity, lower revenues from completed mergers and acquisitions (M&A) transactions and lower equity underwriting revenues. Other revenues in 4Q21 included the gain on the equity investment in Allfunds Group of CHF 10 million compared to the gain of CHF 39 million in 3Q21. Net interest income decreased 3%, mainly reflecting higher loan margins on lower average loan volumes and lower treasury revenues. Recurring commissions and fees increased 6%, mainly reflecting higher investment product management fees.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 4Q21, we recorded a release of provision for credit losses of CHF 13 million compared to provision for credit losses of CHF 6 million in 4Q20 and CHF 7 million in 3Q21. The release in 4Q21 primarily related to non-specific provisions for expected credit losses of CHF 10 million.
Total operating expenses
Total operating expenses of CHF 634 million increased 17% compared to 4Q20, primarily reflecting the goodwill impairment charge and higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 190 million increased 17%, primarily due to higher allocated corporate function costs, higher IT machinery and equipment costs and higher occupancy costs. Compensation and benefits of CHF 302 million decreased 11%, mainly reflecting lower discretionary compensation expenses, partially offset by higher salary expenses, primarily due to headcount-related growth investments.

Compared to 3Q21, total operating expenses increased 18%, mainly reflecting the goodwill impairment charge and higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses increased 17%, primarily due to higher allocated corporate function costs and higher IT machinery and equipment costs. Compensation and benefits decreased 10%, mainly reflecting lower discretionary compensation expenses and lower allocated corporate function costs, partially offset by higher deferred compensation expenses from prior-year awards.
Margins
Our gross margin was 108 basis points in 4Q21, 33 basis points lower compared to 4Q20 and 26 basis points lower compared to 3Q21, mainly reflecting lower transaction-based revenues.
Our net margin was negative 1 basis point in 4Q21, 44 basis points lower compared to 4Q20 and 41 basis points lower compared to 3Q21, mainly reflecting lower net revenues and higher total operating expenses, including the goodwill impairment charge.
Assets under management
As of the end of 4Q21, assets under management of CHF 218.8 billion were CHF 11.3 billion lower compared to the end of 3Q21, reflecting unfavorable foreign exchange-related movements, net asset outflows, structural effects related to the strategic decision to exit substantially all of our prime services businesses and unfavorable market movements. Net asset outflows of CHF 2.9 billion mainly reflected outflows from Greater China, and included client deleveraging as well as de-risking measures we have taken, partially offset by inflows from Southeast Asia.
As of the end of 2021, assets under management of CHF 218.8 billion were CHF 2.5 billion lower compared to the end of 2020, reflecting unfavorable market movements, structural effects related to the strategic decision to exit substantially all of our prime services businesses and net asset outflows, partially offset by favorable foreign exchange-related movements. Net asset outflows of CHF 1.1 billion mainly reflected outflows from Japan and China, and included client deleveraging as well as de-risking measures taken during the year, partially offset by inflows from Australia.
Assets under management
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Assets under management (CHF billion)
Assets under management	218.8	230.1	221.3	(4.9)	(1.1)	218.8	221.3	(1.1)
Average assets under management	226.6	229.3	221.8	(1.2)	2.2	230.3	214.9	7.2
Assets under management by currency (CHF billion)
USD	123.4	127.7	122.5	(3.4)	0.7	123.4	122.5	0.7
EUR	7.3	7.0	6.0	4.3	21.7	7.3	6.0	21.7
CHF	2.1	2.0	1.7	5.0	23.5	2.1	1.7	23.5
Other	86.0	93.4	91.1	(7.9)	(5.6)	86.0	91.1	(5.6)
Assets under management	218.8	230.1	221.3	(4.9)	(1.1)	218.8	221.3	(1.1)
Growth in assets under management (CHF billion)
Net new assets	(2.9)	2.9	(1.1)	–	–	(1.1)	8.6	–
Other effects	(8.4)	(9.1)	3.9	–	–	(1.4)	(7.3)	–
of which market movements	(1.6)	(10.0)	10.9	–	–	(3.6)	10.3	–
of which foreign exchange	(5.2)	0.9	(6.9)	–	–	4.8	(17.2)	–
of which other	(1.6)	0.0	(0.1)	–	–	(2.6)	(0.4)	–
Growth in assets under management	(11.3)	(6.2)	2.8	–	–	(2.5)	1.3	–
Growth in assets under management (annualized) (%)
Net new assets	(5.0)	4.9	(2.0)	–	–	(0.5)	3.9	–
Other effects	(14.6)	(15.4)	7.1	–	–	(0.6)	(3.3)	–
Growth in assets under management (annualized)	(19.6)	(10.5)	5.1	–	–	(1.1)	0.6	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(0.5)	0.3	3.9	–	–	–	–	–
Other effects	(0.6)	5.0	(3.3)	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(1.1)	5.3	0.6	–	–	–	–	–

Asset Management
In 4Q21, we reported income before taxes of CHF 79 million and net revenues of CHF 387 million. For 2021, we reported income before taxes of CHF 300 million and net revenues of CHF 1,456 million.
Results summary
4Q21 results
In 4Q21, we reported income before taxes of CHF 79 million, which increased significantly compared to 4Q20, mainly reflecting an impairment of CHF 414 million to the valuation of our non-controlling interest in York in 4Q20. Net revenues of CHF 387 million increased significantly compared to 4Q20, driven by higher investment and partnership income, reflecting the York impairment loss in 4Q20, along with growth in management fees, reflecting higher average assets under management, partially offset by lower performance and placement revenues. Total operating expenses of CHF 310 million increased 7% compared to 4Q20, mainly due to higher general and administrative expenses, partially offset by lower compensation and benefits.
Compared to 3Q21, income before taxes increased significantly, reflecting a further impairment of CHF 113 million to the valuation of our non-controlling interest in York in 3Q21. Net revenues increased 39%, mainly reflecting higher investment and partnership income reflecting the York impairment loss in 3Q21. Total operating expenses increased 12%, mainly due to higher general and administrative expenses and higher compensation and benefits.
2021 results
In 2021, we reported income before taxes of CHF 300 million, which increased significantly compared to 2020, mainly due to higher net revenues. Net revenues of CHF 1,456 million increased 34% compared to 2020, driven by higher investment and partnership income, increased performance and placement revenue, and growth in management fees, reflecting higher average assets under management. Investment and partnership income in 2021 included an impairment of CHF 113 million related to York, while 2020 included the impairment of CHF 414 million related to York, partially offset by a gain of CHF 203 million related to the completed transfer of the InvestLab fund platform. Total operating expenses of CHF 1,156 million increased 2% compared to 2020, mainly due to higher general and administrative expenses, partially offset by lower compensation and benefits and restructuring expenses incurred in 2020.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 4Q21, we reported RWA of CHF 8.2 billion, stable compared to the end of 3Q21. Leverage exposure of CHF 2.5 billion was stable compared to the end of 3Q21.
Divisional results
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Net revenues	387	279	(22)	39	–	1,456	1,090	34
Provision for credit losses	(2)	1	(6)	–	(67)	0	0	–
Compensation and benefits	146	135	154	8	(5)	612	652	(6)
General and administrative expenses	132	113	105	17	26	427	373	14
Commission expenses	32	28	25	14	28	114	86	33
Restructuring expenses	0	–	5	–	(100)	3	18	(83)
Total other operating expenses	164	141	135	16	21	544	477	14
Total operating expenses	310	276	289	12	7	1,156	1,129	2
Income/(loss) before taxes	79	2	(305)	–	–	300	(39)	–
Statement of operations metrics (%)
Return on regulatory capital	38.5	1.2	(124.4)	–	–	33.9	(4.0)	–
Cost/income ratio	80.1	98.9	–	–	–	79.4	103.6	–
Number of employees (full-time equivalents)
Number of employees	2,270	2,270	1,970	0	15	2,270	1,970	15

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Net revenue detail (CHF million)
Management fees	293	290	269	1	9	1,152	1,050	10
Performance and placement revenues	74	59	115	25	(36)	272	170	60
Investment and partnership income	20	(70)	(406)	–	–	32	(130)	–
Net revenues	387	279	(22)	39	–	1,456	1,090	34
of which recurring commissions and fees	273	274	260	0	5	1,084	1,003	8
of which transaction- and performance-based revenues	123	122	172	1	(28)	471	377	25
of which other revenues	(9)	(117)	(454)	(92)	(98)	(99)	(290)	(66)
Balance sheet statistics (CHF million)
Total assets	3,393	3,519	3,703	(4)	(8)	3,393	3,703	(8)
Risk-weighted assets	8,230	8,178	8,983	1	(8)	8,230	8,983	(8)
Leverage exposure	2,527	2,561	2,989	(1)	(15)	2,527	2,989	(15)
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements and other revenues.

Reconciliation of adjustment items
	Asset Management
in	4Q21	3Q21	4Q20	2021	2020
Results (CHF million)
Net revenues	387	279	(22)	1,456	1,090
Significant items
Gain related to InvestLab transfer	0	0	0	0	(203)
Impairment on York Capital Management	0	113	414	113	414
Adjusted net revenues excluding significant items	387	392	392	1,569	1,301
Provision for credit losses	(2)	1	(6)	0	0
Total operating expenses	310	276	289	1,156	1,129
Restructuring expenses	0	–	(5)	(3)	(18)
Expenses related to real estate disposals	0	0	(1)	(1)	(2)
Adjusted total operating expenses	310	276	283	1,152	1,109
Income/(loss) before taxes	79	2	(305)	300	(39)
Adjusted income/(loss) before taxes	79	2	(299)	304	(19)
Adjusted income before taxes excluding significant items	79	115	115	417	192
Adjusted return on regulatory capital (%)	38.7	1.2	(122.1)	34.5	(2.0)
Adjusted return on regulatory capital excluding significant items (%)	38.7	52.1	47.0	47.3	19.4
Adjusted results and adjusted results excluding significant items are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Results detail
Net revenues
Compared to 4Q20, net revenues of CHF 387 million increased significantly, mainly due to higher investment and partnership income, primarily driven by the York impairment loss in 4Q20. Management fees of CHF 293 million increased 9% compared to 4Q20, mainly reflecting higher average assets under management. Performance and placement revenues of CHF 74 million decreased 36% compared to 4Q20, reflecting very strong performance fees in 4Q20.
Compared to 3Q21, net revenues increased 39%, mainly due to higher investment and partnership income, reflecting the York impairment loss in 3Q21. Performance and placement revenues increased 25%, primarily driven by higher performance fees. Management fees were stable.

Total operating expenses
Compared to 4Q20, total operating expenses of CHF 310 million increased 7%, mainly due to higher general and administrative expenses, partially offset by lower compensation and benefits. General and administrative expenses of CHF 132 million increased 26%, mainly reflecting increased professional services fees relating to the wind down and administration of our supply chain finance funds. Compensation and benefits of CHF 146 million decreased 5%, primarily driven by lower allocated corporate function costs and lower deferred compensation expenses from prior-year awards, including clawbacks of previously granted compensation awards in connection with the SCFF matter, partially offset by higher discretionary compensation expenses.
Compared to 3Q21, total operating expenses increased 12%, mainly due to higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 17%, mainly driven by increases in allocated corporate function costs. Compensation and benefits increased 8%, primarily driven by higher discretionary compensation expenses, partially offset by lower allocated corporate function costs.
Assets under management
As of the end of 4Q21, assets under management of CHF 476.8 billion were CHF 2.1 billion higher compared to the end of 3Q21, mainly reflecting net new assets of CHF 4.7 billion and favorable market movements, partially offset by unfavorable foreign exchange-related movements. Net new assets were mainly driven by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and traditional investments, primarily related to index solutions.
As of the end of 2021, assets under management of CHF 476.8 billion were CHF 36.5 billion higher compared to the end of 2020, driven by favorable market movements and net new assets of CHF 14.6 billion, partially offset by structural effects of CHF 10.5 billion, mainly related to the wind down of our supply chain finance funds. Net new assets were mainly driven by inflows from investments and partnerships, primarily related to an emerging markets joint venture, and traditional investments, primarily related to index solutions.

Assets under management
	in / end of				% change		in / end of			% change
	4Q21	3Q21	4Q20		QoQ	YoY	2021	2020		YoY
Assets under management (CHF billion)
Traditional investments	306.6	305.3	285.8		0.4	7.3	306.6	285.8		7.3
Alternative investments	116.3	118.5	109.5		(1.9)	6.2	116.3	109.5		6.2
Investments and partnerships	53.9	50.9	45.0		5.9	19.8	53.9	45.0		19.8
Assets under management	476.8	474.7	440.3		0.4	8.3	476.8	440.3		8.3
Average assets under management	472.0	472.2	440.2		0.0	7.2	463.9	428.7		8.2
Assets under management by currency (CHF billion)
USD	120.8	124.5	120.8		(3.0)	0.0	120.8	120.8		0.0
EUR	57.4	59.1	57.5		(2.9)	(0.2)	57.4	57.5		(0.2)
CHF	238.7	234.7	213.5		1.7	11.8	238.7	213.5		11.8
Other	59.9	56.4	48.5		6.2	23.5	59.9	48.5		23.5
Assets under management	476.8	474.7	440.3		0.4	8.3	476.8	440.3		8.3
Growth in assets under management (CHF billion)
Net new assets [1]	4.7	(1.7)	6.3		–	–	14.6	15.5		–
Other effects	(2.6)	5.0	(4.5)		–	–	21.9	(13.1)		–
of which market movements	3.5	4.8	18.6		–	–	28.0	18.4		–
of which foreign exchange	(6.2)	0.5	(5.3)		–	–	4.4	(14.2)		–
of which other	0.1	(0.3)	(17.8)	[2]	–	–	(10.5)	(17.3)	[2]	–
Growth in assets under management	2.1	3.3	1.8		–	–	36.5	2.4		–
Growth in assets under management (annualized) (%)
Net new assets	4.0	(1.4)	5.7		–	–	3.3	3.5		–
Other effects	(2.2)	4.2	(4.1)		–	–	5.0	(3.0)		–
Growth in assets under management (annualized)	1.8	2.8	1.6		–	–	8.3	0.5		–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.3	3.7	3.5		–	–	–	–		–
Other effects	5.0	4.6	(3.0)		–	–	–	–		–
Growth in assets under management (rolling four-quarter average)	8.3	8.3	0.5		–	–	–	–		–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 7.9 billion relating to the exit of our supply chain finance funds business.

Investment Bank
In 4Q21, we reported a loss before taxes of CHF 1,930 million including a goodwill impairment charge of CHF 1,520 million. Net revenues of CHF 1,469 million decreased 30% compared to a strong 4Q20 and due to de-risking across our businesses. For 2021, we reported a loss before taxes of CHF 3,703 million and net revenues of CHF 8,888 million.
Results summary
4Q21 results
In 4Q21, we reported a loss before taxes of CHF 1,930 million, mainly reflecting the goodwill impairment charge of CHF 1,520 million. Adjusted loss before taxes was CHF 227 million in 4Q21. Net revenues of CHF 1,469 million decreased 30% compared to 4Q20, driven by lower sales and trading and capital markets revenues, partially offset by higher advisory results. We recorded a release of provision for credit losses of CHF 1 million, compared to provision for credit losses of CHF 38 million in 4Q20. Total operating expenses of CHF 3,400 million increased 91% compared to 4Q20, primarily due to the goodwill impairment charge of CHF 1,520 million. Adjusted total operating expenses of CHF 1,697 million decreased 3% compared to 4Q20.
Compared to 3Q21, net revenues decreased 35%, reflecting lower sales and trading and capital markets and advisory revenues. We recorded a release of provision for credit losses of CHF 1 million, compared to a release of provision for credit losses of CHF 170 million in 3Q21. Total operating expenses increased 104%, primarily due to the goodwill impairment charge. Adjusted total operating expenses increased 2% compared to 3Q21.
2021 results
In 2021, we reported a loss before taxes of CHF 3,703 million, driven by a loss of CHF 4,803 million in respect of the failure by Archegos to meet its margin commitments and the goodwill impairment charge of CHF 1,520 million. Adjusted income before taxes excluding Archegos of CHF 2,884 million increased significantly compared to CHF 1,767 million in 2020. Net revenues of CHF 8,888 million decreased 2% compared to a strong prior year, reflecting lower sales and trading revenues, as a result of the loss related to Archegos, partially offset by higher capital markets and advisory activity. Excluding Archegos, net revenues increased 3%, primarily driven by higher capital markets and advisory activity. The year was characterized by constructive market conditions for many of our businesses, including higher underwriting issuance activity, driven by normalized levels of volatility, tightening of spreads and continued low interest rates.
Divisional results
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Net revenues	1,469	2,266	2,109	(35)	(30)	8,888	9,098	(2)
Provision for credit losses	(1)	(170)	38	(99)	–	4,193	471	–
Compensation and benefits	853	854	1,008	0	(15)	3,443	3,934	(12)
General and administrative expenses	887	684	623	30	42	2,826	2,409	17
Commission expenses	115	128	136	(10)	(15)	538	582	(8)
Goodwill impairment	1,520	0	0	–	–	1,520	0	–
Restructuring expenses	25	–	14	–	79	71	47	51
Total other operating expenses	2,547	812	773	214	229	4,955	3,038	63
Total operating expenses	3,400	1,666	1,781	104	91	8,398	6,972	20
Income/(loss) before taxes	(1,930)	770	290	–	–	(3,703)	1,655	–
Statement of operations metrics (%)
Return on regulatory capital	(53.1)	20.4	6.9	–	–	(22.9)	9.6	–
Cost/income ratio	231.4	73.5	84.4	–	–	94.5	76.6	–
Number of employees (full-time equivalents)
Number of employees	17,750	17,860	17,560	(1)	1	17,750	17,560	1

Fixed income sales and trading revenues decreased 15% compared to a strong prior year, which benefited from more favorable market conditions, reflecting reduced trading activity in macro, global credit products and emerging markets, partially offset by significantly higher securitized products revenues. Equity sales and trading revenues decreased 27%, mainly reflecting a loss of CHF 470 million related to Archegos in prime services. Excluding this loss, revenues decreased 7% compared to a strong 2020, in light of our strategy to resize the prime services franchise, partially offset by significantly higher equity derivatives revenues. Capital markets revenues increased 29%, reflecting strong client activity across equity and debt capital markets, driven by increased issuance activity. Advisory and other fees increased 47%, reflecting higher revenues from completed M&A transactions. Provision for credit losses was CHF 4,193 million in 2021 compared to CHF 471 million in 2020. The provision for credit losses in 2021 was driven by a charge of CHF 4,307 million related to Archegos. Total operating expenses of CHF 8,398 million increased 20%, mainly due to the goodwill impairment charge. Adjusted total operating expenses excluding Archegos decreased 4% compared to 2020. In 2021, we incurred restructuring expenses of CHF 71 million.
We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses.
> Refer to “COVID-19 pandemic” in Credit Suisse – Other information for further information.
Capital and leverage metrics
As of the end of 4Q21, RWA were USD 76.7 billion, a decrease of USD 0.9 billion compared to the end of 3Q21, primarily driven by business reductions and lower levels of market risk. Leverage exposure was USD 305.1 billion, a decrease of USD 21.6 billion compared to the end of 3Q21, primarily due to reductions in prime services, increased netting and a seasonal slowdown in trading activity.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	449	737	713	(39)	(37)	3,426	4,016	(15)
Equity sales and trading	376	513	498	(27)	(24)	1,763	2,410	(27)
Capital markets	398	742	760	(46)	(48)	3,026	2,353	29
Advisory and other fees	273	305	179	(10)	53	885	603	47
Other revenues [1]	(27)	(31)	(41)	(13)	(34)	(212)	(284)	(25)
Net revenues	1,469	2,266	2,109	(35)	(30)	8,888	9,098	(2)
Balance sheet statistics (CHF million)
Total assets	209,456	250,281	270,488	(16)	(23)	209,456	270,488	(23)
Net loans	25,226	23,262	23,359	8	8	25,226	23,359	8
Risk-weighted assets	70,181	72,586	77,872	(3)	(10)	70,181	77,872	(10)
Risk-weighted assets (USD)	76,740	77,661	88,423	(1)	(13)	76,740	88,423	(13)
Leverage exposure	278,980	305,310	319,339	(9)	(13)	278,980	319,339	(13)
Leverage exposure (USD)	305,055	326,657	362,607	(7)	(16)	305,055	362,607	(16)
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments and costs of selling certain non-core positions in the corporate lending.

Reconciliation of adjustment items
	Investment Bank
in	4Q21	3Q21	4Q20	2021	2020
Results (CHF million)
Net revenues	1,469	2,266	2,109	8,888	9,098
Archegos	0	(23)	0	470	0
Adjusted net revenues excluding Archegos	1,469	2,243	2,109	9,358	9,098
Provision for credit losses	(1)	(170)	38	4,193	471
Archegos	5	188	0	(4,307)	0
Provision for credit losses excluding Archegos	4	18	38	(114)	471
Total operating expenses	3,400	1,666	1,781	8,398	6,972
Goodwill impairment	(1,520)	0	0	(1,520)	0
Restructuring expenses	(25)	–	(14)	(71)	(47)
Major litigation provisions	(149)	0	0	(149)	(24)
Expenses related to real estate disposals	(9)	(3)	(21)	(44)	(41)
Adjusted total operating expenses	1,697	1,663	1,746	6,614	6,860
Archegos	(19)	24	0	(26)	0
Adjusted total operating expenses excluding Archegos	1,678	1,687	1,746	6,588	6,860
Income/(loss) before taxes	(1,930)	770	290	(3,703)	1,655
Adjusted income/(loss) before taxes	(227)	773	325	(1,919)	1,767
Adjusted income/(loss) before taxes excluding Archegos	(213)	538	325	2,884	1,767
Adjusted return on regulatory capital (%)	(6.3)	20.4	7.8	(11.5)	10.3
Adjusted return on regulatory capital excluding Archegos (%)	(5.9)	14.3	7.8	18.3	10.3
Adjusted results and adjusted results excluding Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
Global capital markets and advisory fees
	in			% change		in		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Global capital markets and advisory fees (USD million)
Debt capital markets	271	327	365	(17)	(26)	1,488	1,356	10
Equity capital markets	233	462	421	(50)	(45)	1,714	1,192	44
Total capital markets	504	789	786	(36)	(36)	3,202	2,548	26
Advisory and other fees	344	397	243	(13)	42	1,163	800	45
Global capital markets and advisory fees	848	1,186	1,029	(28)	(18)	4,365	3,348	30
Until December 31, 2021, the Group’s global capital markets and advisory business operated across the Investment Bank, Asia Pacific and Swiss Universal Bank. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the table above aggregates total capital markets and advisory fees for the Group into a single metric in US dollar terms.

Results details
Fixed income sales and trading
In 4Q21, fixed income revenues of CHF 449 million decreased 37% compared to 4Q20, reflecting lower emerging markets, securitized products and global credit products revenues, partially offset by higher macro revenues. Market conditions were characterized by lower trading volumes and volatility amid a low interest rate environment. Emerging markets revenues decreased significantly, driven by reduced client activity in financing and trading, particularly in Latin America. Securitized products revenues decreased, driven by reduced agency trading activity, partially offset by higher non-agency trading and asset finance revenues. In addition, global credit products revenues decreased significantly compared to a strong prior year, which benefited from more favorable market conditions, reflecting lower investment grade and leveraged finance trading revenues, particularly in the US. These declines were partially offset by higher macro products revenues, driven by higher revenues in our foreign exchange and rates businesses.
Compared to 3Q21, revenues decreased 39%, reflecting lower securitized products, emerging markets and global credit products revenues, partially offset by higher macro revenues. Securitized products revenues declined, driven by reduced agency and non-agency trading activity. Emerging markets revenues decreased significantly, particularly reflecting lower trading, financing and structured credit activity. In addition, global credit products revenues declined, reflecting lower investment grade and leveraged finance trading activity due to reduced volatility and trading volumes. This was partially offset by higher macro revenues, driven by increased client activity in our foreign exchange business.
Equity sales and trading
In 4Q21, equity sales and trading revenues of CHF 376 million decreased 24% compared to 4Q20, reflecting lower prime services and cash equities revenues, partially offset by higher equity derivatives results. Prime services revenues decreased, consistent with a decline in client balances in light of our strategy to resize our franchise. Cash equities revenues decreased, due to lower secondary trading volumes in EMEA and Asia. This decrease was partially offset by higher equity derivatives revenues, reflecting higher structured equity derivatives trading activity.
Compared to 3Q21, revenues decreased 27%, reflecting lower prime services revenues and a seasonal decline in client activity across equity derivatives and cash equities. Prime services revenues decreased, driven by reduced client activity. Equity derivatives revenues decreased, primarily driven by a seasonal decline in client activity. In addition, cash equities revenues decreased, driven by lower trading activity in EMEA and Asia.
Capital markets
In 4Q21, capital markets revenues of CHF 398 million decreased 48% compared to a strong 4Q20, which benefitted from strong client activity across equity and debt capital markets. Equity capital markets revenues decreased, driven by lower initial public offering (IPO) and follow-on issuance revenues. In addition, debt capital markets revenues decreased, driven by lower leveraged finance and investment grade issuance revenues.
Compared to 3Q21, revenues decreased 46%, driven by lower client activity across equity and debt capital markets. Equity capital markets revenues decreased, driven by reduced IPO issuance activity. Debt capital markets decreased, reflecting lower leveraged finance and investment grade issuance activity.
Advisory and other fees
In 4Q21, advisory revenues of CHF 273 million increased 53% compared to 4Q20, driven by significantly higher revenues from completed M&A transactions.
Compared to 3Q21, revenues decreased 10%, reflecting lower revenues from completed M&A transactions.
Provision for credit losses
In 4Q21, we recorded a release of provision for credit losses of CHF 1 million, compared to provision for credit losses of CHF 38 million in 4Q20 and a release of provision for credit losses of CHF 170 million in 3Q21, which included a release of CHF 188 million pertaining to an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
In 4Q21, total operating expenses of CHF 3,400 million increased 91% compared to 4Q20, primarily due to the goodwill impairment charge of CHF 1,520 million. Adjusted total operating expenses decreased 3% compared to 4Q20. General and administrative expenses of CHF 887 million increased 42%, mainly driven by higher litigation expenses, allocated corporate function costs and professional services fees, partially offset by decreased UK bank levy expenses. Compensation and benefits of CHF 853 million decreased 15%, reflecting lower deferred compensation expenses from prior year awards, including a downward adjustment on outstanding performance share awards reflecting the full year divisional loss, and reduced discretionary compensation expenses, partially offset by higher salary expenses. In 4Q21, we incurred restructuring expenses of CHF 25 million.
Compared to 3Q21, total operating expenses increased 104%, primarily due to the goodwill impairment charge. Adjusted total operating expenses increased 2% compared to 3Q21. General and administrative expenses increased 30%, mainly reflecting higher litigation expenses and increased professional services fees. Compensation and benefits were stable, as lower deferred compensation expenses from prior year awards, including the downward adjustment, were offset by higher discretionary compensation expenses and salary expenses.

Corporate Center
In 4Q21, we reported a loss before taxes of CHF 478 million compared to losses of CHF 1,090 million in 4Q20 and CHF 808 million in 3Q21.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Results summary
4Q21 results
In 4Q21, we reported a loss before taxes of CHF 478 million compared to CHF 1,090 million in 4Q20 and CHF 808 million in 3Q21. Negative net revenues of CHF 87 million in 4Q21 were primarily driven by negative treasury results. Total operating expenses of CHF 391 million decreased 63% compared to 4Q20, mainly due to lower general and administrative expenses, primarily reflecting lower legacy litigation provisions, and lower compensation and benefits. Compared to 3Q21, total operating expenses decreased 45%, mainly driven by lower general and administrative expenses, primarily reflecting lower legacy litigation provisions, and lower compensation and benefits. 4Q21 included CHF 295 million of litigation provisions, primarily related to legacy litigation matters from our investment banking business.
Corporate Center results
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Treasury results	(148)	(78)	(32)	90	363	(263)	(356)	(26)
Asset Resolution Unit	16	(34)	(50)	–	–	(94)	(178)	(47)
Other	45	13	65	246	(31)	204	218	(6)
Net revenues	(87)	(99)	(17)	(12)	412	(153)	(316)	(52)
Provision for credit losses	0	2	3	(100)	(100)	(7)	9	–
Compensation and benefits	6	101	140	(94)	(96)	265	352	(25)
General and administrative expenses	373	586	908	(36)	(59)	1,336	1,407	(5)
Commission expenses	11	20	17	(45)	(35)	72	81	(11)
Restructuring expenses	1	–	5	–	(80)	(1)	7	–
Total other operating expenses	385	606	930	(36)	(59)	1,407	1,495	(6)
Total operating expenses	391	707	1,070	(45)	(63)	1,672	1,847	(9)
Income/(loss) before taxes	(478)	(808)	(1,090)	(41)	(56)	(1,818)	(2,172)	(16)
of which Asset Resolution Unit	(11)	(73)	(100)	(85)	(89)	(231)	(337)	(31)
Balance sheet statistics (CHF million)
Total assets	109,025	119,843	111,307	(9)	(2)	109,025	111,307	(2)
Risk-weighted assets	53,856	55,234	46,335	(2)	16	53,856	46,335	16
Leverage exposure	113,450	121,787	6,686	(7)	–	113,450	6,686	–
As of the end of 4Q20 leverage exposure excludes CHF 110,677 million of central bank reserves, after adjusting for the dividend paid in 2020.

Reconciliation of adjustment items
	Corporate Center
in	4Q21	3Q21	4Q20	2021	2020
Results (CHF million)
Net revenues	(87)	(99)	(17)	(153)	(316)
(Gains)/losses on business sales	4	1	0	5	0
Valuation adjustment related to major litigation	0	69	0	69	0
Adjusted net revenues	(83)	(29)	(17)	(79)	(316)
Provision for credit losses	0	2	3	(7)	9
Total operating expenses	391	707	1,070	1,672	1,847
Restructuring expenses	(1)	–	(5)	1	(7)
Major litigation provisions	(284)	(495)	(712)	(1,002)	(930)
Adjusted total operating expenses	106	212	353	671	910
Archegos	5	0	0	5	0
Adjusted total operating expenses excluding Archegos	111	212	353	676	910
Income/(loss) before taxes	(478)	(808)	(1,090)	(1,818)	(2,172)
Adjusted income/(loss) before taxes	(189)	(243)	(373)	(743)	(1,235)
Adjusted income/(loss) before taxes excluding Archegos	(194)	(243)	(373)	(748)	(1,235)
Adjusted results and adjusted results excluding Archegos are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
2021 results
In 2021, we reported a loss before taxes of CHF 1,818 million compared to a loss of CHF 2,172 million in 2020. We reported negative net revenues of CHF 153 million in 2021, primarily driven by negative treasury results and the Asset Resolution Unit. Total operating expenses of CHF 1,672 million decreased 9% compared to 2020, mainly reflecting lower compensation and benefits and lower general and administrative expenses.
Capital and leverage metrics
As of the end of 4Q21, we reported RWA of CHF 53.9 billion, a decrease of CHF 1.4 billion compared to the end of 3Q21, primarily driven by the foreign exchange impact. Leverage exposure was CHF 113.5 billion as of the end of 4Q21, a decrease of CHF 8.3 billion compared to the end of 3Q21, mainly reflecting lower business usage and a decrease in our centrally held balance of HQLA.
Results details
Net revenues
In 4Q21, we reported negative net revenues of CHF 87 million compared to negative net revenues of CHF 17 million in 4Q20 and CHF 99 million in 3Q21.
Negative treasury results of CHF 148 million in 4Q21 primarily reflected losses of CHF 88 million relating to hedging volatility, negative revenues of CHF 41 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 20 million relating to fair value option volatility on own debt. In 4Q20, negative treasury results of CHF 32 million primarily reflected negative revenues of CHF 41 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 7 million on fair-valued money market instruments and losses of CHF 7 million relating to hedging volatility. Negative revenues and losses were partially offset by gains of CHF 22 million with respect to structured notes volatility. In 3Q21, negative treasury results of CHF 78 million primarily reflected negative revenues of CHF 54 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 28 million with respect to structured notes volatility and losses of CHF 10 million relating to fair value option volatility on own debt. Negative revenues and losses were partially offset by gains of CHF 19 million on fair-valued money market instruments.
In the Asset Resolution Unit, we reported net revenues of CHF 16 million in 4Q21 compared to negative net revenues of CHF 50 million in 4Q20 and CHF 34 million in 3Q21. Compared to 4Q20 and 3Q21, the movement was primarily driven by higher revenues from portfolio assets.
In 4Q21, other revenues were CHF 45 million compared to CHF 65 million in 4Q20 and CHF 13 million in 3Q21. 3Q21 included negative revenues of CHF 69 million in connection with a valuation adjustment on a legacy exposure related to the Mozambique matter.
Provision for credit losses
In 4Q21, provision for credit losses was CHF 0 million compared to CHF 3 million in 4Q20 and CHF 2 million in 3Q21.
Total operating expenses
Total operating expenses of CHF 391 million decreased CHF 679 million compared to 4Q20, mainly reflecting a decrease in general and administrative expenses and a decrease in compensation and benefits. General and administrative expenses of CHF 373 million decreased CHF 535 million, mainly reflecting lower litigation provisions as 4Q20 included legacy litigation provisions of CHF 737 million, mainly in connection with mortgage-related matters. 4Q21 included litigation provisions of

CHF 295 million, primarily related to legacy litigation matters from our investment banking business. Compensation and benefits decreased CHF 134 million, mainly driven by lower deferred compensation expenses from prior-year awards.
Compared to 3Q21, total operating expenses decreased CHF 316 million, mainly reflecting a decrease in general and administrative expenses and a decrease in compensation and benefits. General and administrative expenses decreased CHF 213 million, mainly reflecting lower litigation provisions as 3Q21 included litigation provisions of CHF 400 million, mainly in connection with settlements for legacy issues with regard to the Mozambique matter, as well as in connection with certain other legacy matters, including mortgage-related matters, and the SCFF matter. Compensation and benefits decreased CHF 95 million, primarily reflecting lower deferred compensation expenses from prior-year awards and the impact of corporate function allocations.
Expense allocation to divisions
	in			% change		in		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	666	809	911	(18)	(27)	3,051	3,359	(9)
General and administrative expenses	964	1,108	1,347	(13)	(28)	3,421	3,193	7
Commission expenses	11	20	17	(45)	(35)	72	81	(11)
Restructuring expenses	2	–	21	–	(90)	45	37	22
Total other operating expenses	977	1,128	1,385	(13)	(29)	3,538	3,311	7
Total operating expenses before allocation to divisions	1,643	1,937	2,296	(15)	(28)	6,589	6,670	(1)
Net allocation to divisions	1,252	1,230	1,226	2	2	4,917	4,823	2
of which Swiss Universal Bank	265	261	259	2	2	1,044	1,032	1
of which International Wealth Management	203	197	179	3	13	785	741	6
of which Asia Pacific	180	177	166	2	8	698	664	5
of which Asset Management	55	53	71	4	(23)	210	231	(9)
of which Investment Bank	549	542	551	1	0	2,180	2,155	1
Total operating expenses	391	707	1,070	(45)	(63)	1,672	1,847	(9)
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change		in / end of		% change
	4Q21	3Q21	4Q20	QoQ	YoY	2021	2020	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	61	12	(1)	408	–	90	39	131
Asset funding costs	(45)	(46)	(49)	(2)	(8)	(184)	(217)	(15)
Net revenues	16	(34)	(50)	–	–	(94)	(178)	(47)
Provision for credit losses	0	2	0	(100)	–	1	(4)	–
Compensation and benefits	14	20	24	(30)	(42)	72	90	(20)
General and administrative expenses	12	16	25	(25)	(52)	59	68	(13)
Commission expenses	1	1	1	0	0	5	5	0
Total other operating expenses	13	17	26	(24)	(50)	64	73	(12)
Total operating expenses	27	37	50	(27)	(46)	136	163	(17)
Income/(loss) before taxes	(11)	(73)	(100)	(85)	(89)	(231)	(337)	(31)
Balance sheet statistics (CHF million)
Total assets	10,132	10,367	12,560	(2)	(19)	10,132	12,560	(19)
Risk-weighted assets (USD) [1]	7,197	7,248	9,930	(1)	(28)	7,197	9,930	(28)
Leverage exposure (USD)	16,110	16,288	20,532	(1)	(22)	16,110	20,532	(22)
1 Risk-weighted assets excluding operational risk were USD 6,585 million, USD 6,635 million and USD 8,963 million as of the end of 4Q21, 3Q21 and 4Q20, respectively.

Assets under management
As of the end of 4Q21 assets under management were CHF 1,614.0 billion, stable compared to the end of 3Q21 and 6.8% higher compared to the end of 4Q20. Net new assets were CHF 1.6 billion in 4Q21 and CHF 30.9 billion in 2021.
Assets under management and net new assets
	end of			% change
	4Q21	3Q21	4Q20	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	217.5	217.3	208.6	0.1	4.3
Swiss Universal Bank - Corporate & Institutional Clients	513.5	506.3	462.6	1.4	11.0
International Wealth Management	390.7	395.7	365.4	(1.3)	6.9
Asia Pacific	218.8	230.1	221.3	(4.9)	(1.1)
Asset Management	476.8	474.7	440.3	0.4	8.3
Assets managed across businesses [1]	(203.3)	(201.1)	(186.3)	1.1	9.1
Assets under management	1,614.0	1,623.0	1,511.9	(0.6)	6.8
of which discretionary assets	526.6	528.0	483.0	(0.3)	9.0
of which advisory assets	1,087.4	1,095.0	1,028.9	(0.7)	5.7
in	4Q21	3Q21	4Q20	2021	2020
Net new assets (CHF billion)
Swiss Universal Bank – Private Clients	(1.8)	1.9	(2.1)	1.4	(5.9)
Swiss Universal Bank – Corporate & Institutional Clients	0.1	(0.4)	3.8	5.1	13.7
International Wealth Managment	2.7	1.4	4.3	11.0	16.7
Asia Pacific	(2.9)	2.9	(1.1)	(1.1)	8.6
Asset Management [2]	4.7	(1.7)	6.3	14.6	15.5
Assets managed across businesses [1]	(1.2)	1.5	(2.8)	(0.1)	(6.6)
Net new assets	1.6	5.6	8.4	30.9	42.0
1 Represents assets managed by Asset Management for the other businesses.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Results summary
4Q21 results
As of the end of 4Q21, assets under management of CHF 1,614.0 billion decreased CHF 9.0 billion compared to the end of 3Q21. The decrease was driven by unfavorable foreign exchange-related movements, partially offset by favorable market movements and net new assets of CHF 1.6 billion.
Net new assets of CHF 1.6 billion in 4Q21 mainly reflected inflows across the following businesses. Net new assets of CHF 4.7 billion in Asset Management were mainly driven by inflows from investments and partnerships, primarily related to an emerging markets joint venture, as well as traditional investments, primarily related to index solutions. Net new assets of CHF 2.7 billion in International Wealth Management reflected inflows in emerging markets and Western Europe. These inflows were partially offset by net asset outflows of CHF 2.9 billion in Asia Pacific, which mainly reflected outflows from Greater China and included client deleveraging as well as de-risking measures we have taken, and net asset outflows of CHF 1.8 billion in the Private Clients business of Swiss Universal Bank, which mainly reflected outflows in the UHNW and HNW client segment as well as the usual seasonal slowdown in the fourth quarter.

2021 results
As of the end of 2021, assets under management of CHF 1,614.0 billion increased CHF 102.1 billion compared to the end of 2020. The increase was driven by favorable market movements, net new assets of CHF 30.9 billion and favorable foreign exchange-related movements, partially offset by structural effects. Structural effects included CHF 11.2 billion related to the SCFF matter, of which CHF 7.9 billion related to the wind down of our supply chain finance funds, reflected in Asset Management, and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, reflected in our wealth management businesses. Structural effects also reflected the strategic decision to exit substantially all of our prime services businesses.
Net new assets of CHF 30.9 billion in 2021 mainly reflected inflows across the following businesses. Net new assets of CHF 14.6 billion in Asset Management were mainly driven by inflows from investments and partnerships, primarily related to an emerging markets joint venture, traditional investments, primarily related to index solutions. Net new assets of CHF 11.0 billion in International Wealth Management mainly reflected inflows in emerging markets and Western Europe. Net new assets of CHF 5.1 billion in the Corporate & Institutional Clients business of Swiss Universal Bank reflected inflows from the pension and external asset managers businesses. Net new assets of CHF 1.4 billion in the Private Clients business of Swiss Universal Bank reflected inflows across all client segments. These inflows were partially offset by net asset outflows of CHF 1.1 billion in Asia Pacific, which mainly reflected outflows from Japan and China, and included client deleveraging as well as de-risking measures taken during the year, partially offset by inflows from Australia.
> Refer to “Swiss Universal Bank”, “International Wealth Management”, “Asia Pacific” and “Asset Management” for further information.

Additional financial metrics
Balance sheet
As of the end of 4Q21, total assets of CHF 741.8 billion decreased 8% compared to 3Q21, reflecting lower operating activities and a negative foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 52.4 billion.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity was CHF 44.0 billion as of the end of 4Q21 compared to CHF 44.5 billion as of the end of 3Q21. Total shareholders’ equity was negatively impacted by a net loss attributable to shareholders and foreign exchange-related movements on cumulative translation adjustments, partially offset by an increase in capital following the conversion of the MCN and an actuarial gain from the year-end re-measurement of the Group’s defined benefit pension plan assets and liabilities.
Liquidity coverage ratio
Our average liquidity coverage ratio was 203% as of the end of 4Q21, a decrease compared to 221% at the end of 3Q21. The ratio reflects a continued conservative liquidity position and remains above the liquidity requirements across the Group’s branches and subsidiaries.
Net Stable Funding Ratio
Our calculation methodology for the net stable funding ratio (NSFR) is prescribed by the Swiss Liquidity Ordinance and the Swiss Financial Market Supervisory Authority FINMA (FINMA) Liquidity Circular including associated disclosure requirements starting in 3Q21. The NSFR was 127% as of the end of 4Q21 compared to 126% as of the end of 3Q21.
Capital metrics
The CET1 ratio was 14.4% as of the end of 4Q21, stable compared to the end of 3Q21. Credit Suisse’s tier 1 ratio was 20.3% as of the end of 4Q21 compared to 20.2% as of the end of 3Q21. The total capital ratio was 20.5% as of the end of 4Q21 compared to 20.4% as of the end of 3Q21.
CET1 capital was CHF 38.6 billion as of the end of 4Q21, a 3% decrease compared to CHF 40.0 billion as of the end of 3Q21, mainly reflecting the negative foreign exchange impact. The goodwill impairment, which impacted net loss attributable to shareholders, was adjusted for regulatory capital purposes and did not have an impact on CET1 capital. Total eligible capital was CHF 54.9 billion as of the end of 4Q21, a 3% decrease compared to CHF 56.8 billion as of the end of 3Q21, mainly reflecting lower CET1 capital and lower additional tier 1 capital.
RWA was CHF 267.8 billion as of the end of 4Q21, a 4% decrease compared to CHF 278.1 billion as of the end of 3Q21. The decrease in RWA was mainly related to movements in risk levels, primarily in credit risk, and the foreign exchange impact, primarily in credit risk and operational risk.
Leverage metrics
The BIS tier 1 leverage ratio was 6.2% as of the end of 4Q21, with a BIS CET1 component of 4.4%.
The leverage exposure was CHF 875.1 billion as of the end of 4Q21, a 5% decrease compared to CHF 923.1 billion as of the end of 3Q21. The decrease in leverage exposure was mainly due to a decrease in the consolidated balance sheet, due to lower operating activities and a negative foreign exchange translation impact.
BIS capital and leverage metrics
end of	4Q21	3Q21	4Q20
Capital metrics
Risk-weighted assets (CHF billion)	267.8	278.1	275.1
CET1 ratio (%)	14.4	14.4	12.9
Tier 1 ratio (%)	20.3	20.2	18.6
Total capital ratio (%)	20.5	20.4	19.0
Leverage metrics
Leverage exposure (CHF billion)	875.1	923.1	799.9
CET1 leverage ratio (%)	4.4	4.3	4.4
Tier 1 leverage ratio (%)	6.2	6.1	6.4
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.
Credit Suisse AG – parent company
The valuation of Credit Suisse AG’s (parent company) participations in subsidiaries is reviewed for potential impairment on at least an annual basis as of December 31 and at any other time that events or circumstances indicate that the participations’ value may be impaired. On November 4, 2021, the Group announced an updated strategy together with related organizational changes, including the intention to significantly decrease the capital allocated to the Investment Bank division and the exit of certain businesses. The review of the Credit Suisse legal entities’ five-year financial plans, including consideration of the updated strategy, was finalized for 4Q21.
Based on the analysis in the course of this review, which included the support of an independent valuation specialist appointed by Credit Suisse to advise on the valuation of the participations, Credit Suisse AG recorded in 4Q21, for regulatory purposes, a participation impairment of CHF 3.5 billion. Furthermore, following recently concluded discussions with FINMA and advisors appointed by them and resulting specific capital guidance issued by FINMA in January 2022, effective as of December 31, 2021, the capital effective component of the participation book values was reduced by a further CHF 7.6 billion. As a consequence, Credit Suisse AG’s Swiss CET1 ratio was 11.7% as of December 31, 2021. This had no impact on Credit Suisse Group AG’s CET1 ratio.
As previously disclosed, under the 2017 FINMA Decree, and beginning in 2019, the risk-weighting of these participations in subsidiaries gradually increases each calendar year over a 10 year period. As a result of this annual transition framework and approach, Credit Suisse AG’s Swiss CET1 ratio was 11.4% as of January 1, 2022. Credit Suisse AG’s capital planning process with respect to its US, UK and Swiss participations anticipates a return of the Swiss CET1 ratio to a level above 12% by the end of 2022.
> Refer to “FINMA decrees” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2020 for further information.

Important information
The Group has not finalized its 2021 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the Basel Committee on Banking Supervision and implemented in Switzerland by FINMA.
References to phase-in and look-through included herein refer to Basel requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Beginning in 3Q21, the return on regulatory capital calculation was updated to more closely align with the actual capital and leverage ratio levels under which Credit Suisse operates, rather than the previously used minimum requirements set by regulators. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. Prior periods have been restated. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports and to be updated in the Group’s Annual Report on Form 20-F that is scheduled to be released on March 10, 2022. It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, US Securities and Exchange Commission (SEC) and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures, including earnings releases. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
BIS capital metrics – Group
				% change
end of	4Q21	3Q21	4Q20	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	38,608	39,953	35,361	(3)
Tier 1 capital	54,451	56,254	51,202	(3)
Total eligible capital	54,930	56,752	52,163	(3)
Risk-weighted assets	267,787	278,139	275,084	(4)
Capital ratios (%)
CET1 ratio	14.4	14.4	12.9	–
Tier 1 ratio	20.3	20.2	18.6	–
Total capital ratio	20.5	20.4	19.0	–
Eligible capital – Group
				% change
end of	4Q21	3Q21	4Q20	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,032	44,498	42,677	(1)
Adjustments
Regulatory adjustments [1]	156	1,750	(342)	(91)
Goodwill [2]	(2,893)	(4,576)	(4,681)	(37)
Other intangible assets [2]	(50)	(53)	(271)	(6)
Deferred tax assets that rely on future profitability	(881)	(947)	(1,070)	(7)
Shortfall of provisions to expected losses	(220)	(171)	(176)	29
(Gains)/losses due to changes in own credit on fair-valued liabilities	2,144	2,261	2,466	(5)
Defined benefit pension assets [2]	(3,280)	(2,469)	(2,249)	33
Investments in own shares	(477)	(242)	(397)	97
Other adjustments [3]	77	(98)	(596)	–
Total adjustments	(5,424)	(4,545)	(7,316)	19
CET1 capital	38,608	39,953	35,361	(3)
High-trigger capital instruments (7% trigger)	11,398	11,693	11,410	(3)
Low-trigger capital instruments (5.125% trigger)	4,445	4,608	4,431	(4)
Additional tier 1 capital	15,843	16,301	15,841	(3)
Tier 1 capital	54,451	56,254	51,202	(3)
Tier 2 low-trigger capital instruments (5% trigger)	479	498	961	(4)
Tier 2 capital [4]	479	498	961	(4)
Total eligible capital [4]	54,930	56,752	52,163	(3)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves and, in 4Q20, of unrealized gains on certain investments that are not eligible for CET1 recognition.
4
Amounts are shown on a look-through basis. Certain tier 2 instruments were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, 3Q21 and 4Q20, total eligible capital was CHF 55,152 million, CHF 57,000 million and CHF 52,437 million, including CHF 222 million, CHF 248 million and CHF 273 million of such instruments and the total capital ratio was 20.6%, 20.5% and 19.1%, respectively.

4Q21 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	39,953
Net loss attributable to shareholders	(2,007)
Foreign exchange impact [1]	(785)
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	1,610
Other [2]	(163)
Balance at end of period	38,608
Additional tier 1 capital (CHF million)
Balance at beginning of period	16,301
Foreign exchange impact	(318)
Other [3]	(140)
Balance at end of period	15,843
Tier 2 capital (CHF million)
Balance at beginning of period	498
Foreign exchange impact	(11)
Other	(8)
Balance at end of period	479
Eligible capital (CHF million)
Balance at end of period	54,930
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2 Includes a regulatory adjustment of defined benefit pension plan assets, a dividend accrual and the net effect of share-based compensation.
3 Primarily reflects valuation impacts.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Group
4Q21 (CHF million)
Credit risk	68,816	20,594	18,133	6,186	45,385	24,691	183,805
Market risk	1,404	1,053	1,451	62	10,048	2,337	16,355
Operational risk	9,660	9,295	5,114	1,982	14,748	26,828	67,627
Risk-weighted assets	79,880	30,942	24,698	8,230	70,181	53,856	267,787
4Q20 (CHF million)
Credit risk	69,428	23,397	20,133	6,523	53,475	25,156	198,112
Market risk	1,598	1,157	1,645	805	10,749	2,363	18,317
Operational risk	10,262	9,463	4,811	1,655	13,648	18,816	58,655
Risk-weighted assets	81,288	34,017	26,589	8,983	77,872	46,335	275,084

Risk-weighted asset movement by risk type – Group
4Q21	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	70,046	23,296	19,680	6,084	46,659	25,622	191,387
Foreign exchange impact	(550)	(601)	(457)	(108)	(1,196)	(500)	(3,412)
Movements in risk levels	(857)	(2,224)	(1,228)	210	(917)	(504)	(5,520)
Model and parameter updates – internal [1]	(40)	(24)	(28)	0	392	0	300
Model and parameter updates – external [2]	217	147	166	0	447	73	1,050
Balance at end of period	68,816	20,594	18,133	6,186	45,385	24,691	183,805
Market risk (CHF million)
Balance at beginning of period	1,591	1,165	1,764	68	10,854	2,195	17,637
Foreign exchange impact	(34)	(25)	(38)	(1)	(244)	(49)	(391)
Movements in risk levels	(153)	(83)	(269)	(4)	(181)	266	(424)
Model and parameter updates – internal [1]	0	(4)	(6)	(1)	(381)	(75)	(467)
Balance at end of period	1,404	1,053	1,451	62	10,048	2,337	16,355
Operational risk (CHF million)
Balance at beginning of period	9,873	9,499	5,227	2,026	15,073	27,417	69,115
Foreign exchange impact	(213)	(204)	(113)	(44)	(325)	(589)	(1,488)
Balance at end of period	9,660	9,295	5,114	1,982	14,748	26,828	67,627
Total (CHF million)
Balance at beginning of period	81,510	33,960	26,671	8,178	72,586	55,234	278,139
Foreign exchange impact	(797)	(830)	(608)	(153)	(1,765)	(1,138)	(5,291)
Movements in risk levels	(1,010)	(2,307)	(1,497)	206	(1,098)	(238)	(5,944)
Model and parameter updates – internal [1]	(40)	(28)	(34)	(1)	11	(75)	(167)
Model and parameter updates – external [2]	217	147	166	0	447	73	1,050
Balance at end of period	79,880	30,942	24,698	8,230	70,181	53,856	267,787
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse.
BIS leverage metrics – Group
					% change
end of	4Q21	3Q21	4Q20		QoQ
Capital and leverage exposure (CHF million)
CET1 capital	38,608	39,953	35,361		(3)
Tier 1 capital	54,451	56,254	51,202		(3)
Leverage exposure	875,086	923,075	799,853	[1]	(5)
Leverage ratios (%)
CET1 leverage ratio	4.4	4.3	4.4		–
Tier 1 leverage ratio	6.2	6.1	6.4		–
1 Leverage exposure excluded CHF 110,677 million of cash held at central banks, after adjusting for the dividend paid in 2020.

Swiss capital metrics – Group
				% change
end of	4Q21	3Q21	4Q20	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	38,607	39,951	35,351	(3)
Going concern capital	54,451	56,252	51,192	(3)
Gone concern capital	46,648	49,534	41,852	(6)
Total loss-absorbing capacity (TLAC)	101,099	105,786	93,044	(4)
Swiss risk-weighted assets	268,418	278,801	275,576	(4)
Swiss capital ratios (%)
Swiss CET1 ratio	14.4	14.3	12.8	–
Going concern capital ratio	20.3	20.2	18.6	–
Gone concern capital ratio	17.4	17.8	15.2	–
TLAC ratio	37.7	37.9	33.8	–
Rounding differences may occur.
Swiss capital and risk-weighted assets – Group
				% change
end of	4Q21	3Q21	4Q20	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	38,608	39,953	35,361	(3)
Swiss regulatory adjustments [1]	(1)	(2)	(10)	(50)
Swiss CET1 capital	38,607	39,951	35,351	(3)
Additional tier 1 high-trigger capital instruments	11,398	11,693	11,410	(3)
Grandfathered additional tier 1 low-trigger capital instruments	4,446	4,608	4,431	(4)
Swiss additional tier 1 capital	15,844	16,301	15,841	(3)
Going concern capital	54,451	56,252	51,192	(3)
Bail-in debt instruments	44,251	47,044	39,450	(6)
Tier 2 low-trigger capital instruments	479	498	961	(4)
Tier 2 amortization component	1,918	1,992	1,441	(4)
Gone concern capital [2]	46,648	49,534	41,852	(6)
Total loss-absorbing capacity	101,099	105,786	93,044	(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	267,787	278,139	275,084	(4)
Swiss regulatory adjustments [3]	631	662	492	(5)
Swiss risk-weighted assets	268,418	278,801	275,576	(4)
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components were subject to phase out and are no longer eligible as of January 1, 2022. As of 4Q21, 3Q21 and 4Q20, gone concern capital was CHF 46,897 million, CHF 49,796 million and CHF 42,198 million, including CHF 249 million, CHF 262 million and CHF 346 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
					% change
end of	4Q21	3Q21	4Q20		QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	38,607	39,951	35,351		(3)
Going concern capital	54,451	56,252	51,192		(3)
Gone concern capital	46,648	49,534	41,852		(6)
Total loss-absorbing capacity	101,099	105,786	93,044		(4)
Leverage exposure	875,086	923,075	799,853		(5)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.4	4.3	4.4		–
Going concern leverage ratio	6.2	6.1	6.4		–
Gone concern leverage ratio	5.3	5.4	5.2	[1]	–
TLAC leverage ratio	11.6	11.5	11.6		–
Rounding differences may occur.
1
The gone concern ratio would have been 4.6%, if calculated using a leverage exposure of CHF 910,530 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million.

Risk management value-at-risk (VaR)
Risk management VaR measures the Group’s risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
4Q21
Average	13	43	29	3	32	(72)		48
Minimum	10	37	24	2	30	–	[2]	44
Maximum	15	51	32	3	37	–	[2]	58
End of period	11	37	28	3	32	(66)		45
3Q21
Average	15	50	27	3	31	(75)		51
Minimum	11	46	20	2	26	–	[2]	46
Maximum	21	57	30	3	36	–	[2]	58
End of period	13	52	27	2	35	(71)		58
4Q20
Average	15	73	33	2	29	(92)		60
Minimum	13	69	29	2	21	–	[2]	51
Maximum	18	80	38	3	32	–	[2]	66
End of period	13	70	36	2	32	(93)		60
USD million
4Q21
Average	14	47	31	3	35	(77)		53
Minimum	11	40	26	3	32	–	[2]	48
Maximum	16	55	35	4	40	–	[2]	63
End of period	12	40	30	3	35	(71)		49
3Q21
Average	16	55	30	3	34	(82)		56
Minimum	12	51	22	2	29	–	[2]	50
Maximum	22	62	33	3	38	–	[2]	62
End of period	14	56	29	3	38	(78)		62
4Q20
Average	17	81	37	2	32	(102)		67
Minimum	14	76	32	2	23	–	[2]	56
Maximum	19	87	43	3	36	–	[2]	72
End of period	14	79	41	2	36	(104)		68
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Group's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q21	3Q21	4Q20	2021	2020
Consolidated statements of operations (CHF million)
Interest and dividend income	2,253	2,392	2,394	9,658	11,261
Interest expense	(935)	(969)	(946)	(3,847)	(5,313)
Net interest income	1,318	1,423	1,448	5,811	5,948
Commissions and fees	3,021	3,249	3,191	13,165	11,853
Trading revenues	(151)	618	484	2,431	3,295
Other revenues	394	147	98	1,289	1,293
Net revenues	4,582	5,437	5,221	22,696	22,389
Provision for credit losses	(20)	(144)	138	4,205	1,096
Compensation and benefits	2,145	2,255	2,539	8,963	9,890
General and administrative expenses	2,104	2,012	2,279	7,081	6,523
Commission expenses	283	306	303	1,243	1,256
Goodwill impairment	1,623	0	0	1,623	0
Restructuring expenses	33	–	50	103	157
Total other operating expenses	4,043	2,318	2,632	10,050	7,936
Total operating expenses	6,188	4,573	5,171	19,013	17,826
Income/(loss) before taxes	(1,586)	1,008	(88)	(522)	3,467
Income tax expense	416	570	262	1,026	801
Net income/(loss)	(2,002)	438	(350)	(1,548)	2,666
Net income/(loss) attributable to noncontrolling interests	5	4	3	24	(3)
Net income/(loss) attributable to shareholders	(2,007)	434	(353)	(1,572)	2,669
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.80)	0.16	(0.15)	(0.64)	1.09
Diluted earnings/(loss) per share	(0.80)	0.16	(0.15)	(0.64)	1.06

Consolidated balance sheets
end of	4Q21	3Q21	4Q20
Assets (CHF million)
Cash and due from banks	164,818	151,751	139,112
Interest-bearing deposits with banks	1,323	1,322	1,298
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	89,855	107,576	79,133
Securities received as collateral, at fair value	15,017	36,649	50,773
Trading assets, at fair value	111,141	124,820	157,338
Investment securities	1,005	874	607
Other investments	5,826	6,146	5,412
Net loans	291,686	296,593	291,908
Goodwill	2,917	4,615	4,426
Other intangible assets	276	234	237
Brokerage receivables	16,687	29,208	35,941
Other assets	41,230	46,101	39,637
Total assets	741,781	805,889	805,822
Liabilities and equity (CHF million)
Due to banks	18,965	21,080	16,423
Customer deposits	392,819	400,518	390,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,222	23,357	23,851
Obligation to return securities received as collateral, at fair value	15,017	36,649	50,773
Trading liabilities, at fair value	27,535	33,238	45,871
Short-term borrowings	19,393	20,092	20,868
Long-term debt	166,896	175,320	161,087
Brokerage payables	13,060	21,389	21,653
Other liabilities	22,566	29,443	31,434
Total liabilities	697,473	761,086	762,881
Common shares	106	106	98
Additional paid-in capital	34,938	34,813	33,323
Retained earnings	31,142	33,149	32,834
Treasury shares, at cost	(828)	(2,357)	(428)
Accumulated other comprehensive income/(loss)	(21,326)	(21,213)	(23,150)
Total shareholders' equity	44,032	44,498	42,677
Noncontrolling interests	276	305	264
Total equity	44,308	44,803	42,941

Total liabilities and equity	741,781	805,889	805,822

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost		AOCI	Total share- holders' equity	Non- controlling interests	Total equity
4Q21 (CHF million)
Balance at beginning of period	106	34,813		33,149	(2,357)		(21,213)	44,498	305	44,803
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–		–	–	(15)	(15)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–		–	–	8	8
Net income/(loss)	–	–		(2,007)	–		–	(2,007)	5	(2,002)
Total other comprehensive income/(loss), net of tax	–	–		–	–		(113)	(113)	(5)	(118)
Conversion of mandatory convertible notes	–	–		–	1,749		–	1,749	–	1,749
Sale of treasury shares	–	(5)		–	4,475		–	4,470	–	4,470
Repurchase of treasury shares	–	–		–	(4,711)		–	(4,711)	–	(4,711)
Share-based compensation, net of tax	–	130		–	16		–	146	–	146
Changes in scope of consolidation, net	–	–		–	–		–	–	(22)	(22)
Balance at end of period	106	34,938		31,142	(828)		(21,326)	44,032	276	44,308
2021 (CHF million)
Balance at beginning of period	98	33,323		32,834	(428)		(23,150)	42,677	264	42,941
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–		–	–	(42)	(42)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–		–	–	27	27
Net income/(loss)	–	–		(1,572)	–		–	(1,572)	24	(1,548)
Total other comprehensive income/(loss), net of tax	–	–		–	–		1,824	1,824	6	1,830
Issuance of common shares	8	1,748		–	(1,756)	[3]	–	–	–	0
Conversion of mandatory convertible notes	–	–		–	1,756		–	1,756	–	1,756
Sale of treasury shares	–	(22)		–	20,880		–	20,858	–	20,858
Repurchase of treasury shares	–	–		–	(21,915)		–	(21,915)	–	(21,915)
Share-based compensation, net of tax	–	54		–	635		–	689	–	689
Dividends paid	–	(136)	[4]	(120)	–		–	(256)	(1)	(257)
Changes in scope of consolidation, net	–	–		–	–		–	–	(2)	(2)
Other	–	(29)		–	–		–	(29)	–	(29)
Balance at end of period	106	34,938		31,142	(828)		(21,326)	44,032	276	44,308
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Reflects the issuance of mandatory convertible notes in May 2021.
4 Paid out of reserves from capital contributions.

Earnings per share
in	4Q21		3Q21	4Q20		2021		2020
Basic net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(2,007)		434	(353)		(1,572)		2,669
Available for common shares	(2,007)		401	(353)		(1,572)		2,669
Available for mandatory convertible notes	0		33	0		0		0
Net income/(loss) attributable to shareholders for diluted earnings per share	(2,007)		434	(353)		(1,572)		2,669
Available for common shares	(2,007)		402	(353)		(1,572)		2,669
Available for mandatory convertible notes	0		32	0		0		0
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,511.3		2,430.1	2,433.4		2,460.5		2,457.0
Dilutive share options and warrants	0.0		0.8	0.0		0.0		1.8
Dilutive share awards	0.0		71.1	0.0		0.0		67.6
For diluted earnings per share available for common shares [1]	2,511.3	[2]	2,502.0	2,433.4	[2]	2,460.5	[2]	2,526.4
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible notes	93.3		202.4	0.0		106.6		0.0
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.80)		0.16	(0.15)		(0.64)		1.09
Diluted earnings/(loss) per share available for common shares	(0.80)		0.16	(0.15)		(0.64)		1.06
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 13.6 million, 11.1 million, 7.8 million, 10.2 million and 6.2 million for 4Q21, 3Q21, 4Q20, 2021 and 2020, respectively.

2
Due to the net losses in 4Q21, 4Q20 and 2021, 0.8 million, 1.3 million and 0.7 million, respectively, of weighted-average share options and warrants outstanding and 87.9 million, 101.0 million and 76.5 million, respectively, of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	4Q21	3Q21	4Q20	2021	2020
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	32	–	32	45	107
of which severance expenses	19	–	23	25	69
of which accelerated deferred compensation	13	–	9	20	38
General and administrative-related expenses	1	–	18	58	50
of which pension expenses	0	–	6	(11)	38
Total restructuring expenses	33	–	50	103	157

Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of regulatory capital. Beginning in 3Q21, the return on regulatory capital calculation has been updated to more closely align with the actual capital and leverage ratio levels under which Credit Suisse operates, rather than the previously used minimum requirements set by regulators. Regulatory capital is calculated as the average of 13.5% of RWA and 4.25% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. Prior periods have been restated. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Return on regulatory capital excluding certain items included in our reported results is calculated using results excluding such items, applying the same methodology.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences of the Archegos and SCFF matters and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2020 and in “Risk factor” in I – Credit Suisse results – Credit Suisse in our 1Q21 Financial Report.